As filed with the Securities and Exchange Commission on September 30, 2002

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13E-4F
          Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                    of the Securities Exchange Act of 1934

                             ---------------------

                               CP SHIPS LIMITED
              (Exact name of Issuer as specified in its charter)

                             New Brunswick, Canada
           (Jurisdiction of Issuer's Incorporation or Organisation)

               Employee Share Options to Purchase Common Shares,
                No Par Value, and Common Share Purchase Rights
                        (Title of Class of Securities)

                                Not Applicable
             (CUSIP Number of Class of Securities (if applicable))

                                 J.P. LaCasse
                         c/o Lykes Lines Limited, LLC
                            401 East Jackson Street
                                  Suite 3300
                             Tampa, Florida 33602
                                (813) 276-4600

(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                              September 30, 2002
    (Date tender offer first published, sent or given to security holders)

--------------------------------------- --------------------------------
           Transaction Valuation*             Amount of Filing Fee
                 $3,790,800                          $0.00

--------------------------------------- --------------------------------

* Based on the excess of the average of the high and low prices for Common Shares of the Issuer on closure of the New York Stock Exchange on September 27, 2002 over the exercise prices of each subject employee share option held by United States residents.


[x]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).




Amount Previously Paid:  $2,865.63        Registration No.:   333-13954
                         ---------------                    ----------------
Filing Party:  CP Ships Limited
               ---------------------------------------------------------------


Form:  S-8                            Date Filed:  September 28, 2001
     --------------------------------              ---------------------------

                                   PART I

                INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

1. Memorandum from CP Ships Limited.

2. Quebec Offering Notice.

3. CP Ships Limited Employee Stock Option Plan.

4. Audited financial statements of CP Ships Limited.



Item 2. Informational Legends

See cover page of the Quebec Offering Notice.

Private & Confidential
----------------------


To:     ESOP Members (except UK members)


                       CHANGES TO THE STOCK OPTION PLAN
                       ---------------------------------


Conversion to Restricted Shares
-------------------------------

As you know, our Shareholders gave approval for the Company to amend the ESOP to permit the issue of Restricted Shares in addition to Options to purchase Common Shares. Holders of Restricted Shares will own shares fully and automatically upon the expiry of the restriction period.

This now allows us to better align the interests of our executives with shareholders. Restricted Shares retain value during economic or cyclical downturns, while stock options may become of no value if during the exercise period the strike price is below the market value of the shares, thereby removing the incentive value of stock options to participants.

In the future, at the discretion of the Board, a combination of Options and Restricted Shares will be granted to participants.


Exchange Right
--------------

The shareholders also approved the right for the current ESOP participants to exchange up to two-thirds of their Options granted on 18th October 2001 to Restricted Shares, on the basis of one Restricted Share for every three Options held (the "Exchange Offer"). This Exchange Offer is intended to align the rights of optionholders who were granted Options before this amendment to ESOP with those of participants in the amended ESOP as we go forward. Following our false start in May, I am now in a position to invite you to convert two-thirds of your current Options to Restricted Shares, on the above basis, with effect from 25 October 2002. I will write to you separately to confirm what this means to you personally in terms of the number of Restricted Shares and Options.

If you opt to convert your Options to Restricted Shares, you will be entitled to receive them only if you are still employed by the Company on 18th October 2004. The Restricted Shares (and indeed your Options) will lapse if you leave the Company voluntarily or through termination.

You should check with your local tax advisors on the tax effect of this conversion option and whether you are required to inform the tax authorities.

For technical reasons, different arrangements will apply in the United Kingdom.

Future Grants
-------------

Future Grants will be determined on an annual basis assuming Board approval, according to both the Company's and your own individual contribution. If you do not opt to convert your current Options to Restricted Shares, you will not be eligible for further grants of Options or Restricted Shares until at least January 2004.


Existing Restricted Shares
---------------------------

For those of you who already hold Restricted Shares from the buy-out of the old 2000-2002 LTIP, you should know that they are unaffected by these changes.


General
-------

This document does not constitute legal advice or tax advice about your participation in ESOP. If you have any queries, please contact me personally or Paul Stone.

I hope you agree that the amended ESOP is an excellent way to reward your personal participation in the success of the company. So you know, I will elect (under the UK arrangements) to obtain Restricted Shares for my own Options.





Ray Miles
Chief Executive Officer
CP Ships Limited                                        30 September 2002

               INFORMATION FOR UNITED STATES OPTIONHOLDERS ONLY

        This offer of Options, SARs and Restricted Shares (as defined herein) and the exchange right to exchange Options for Restricted Shares (the "Exchange Offer") referred to herein is made by CP Ships Limited, a Canadian issuer, for its own securities. The Exchange Offer is subject to the disclosure requirements of Canada, the country in which CP Ships Limited is incorporated, and of the United States. Optionholders should be aware that these disclosure requirements are different from those of the Untied States. Financial statements included or referred to herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects with financial statements of United States companies.

        The enforcement by Optionholders of civil remedies under United States federal securities laws may be adversely affected by the fact that CP Ships Limited is organized under the laws of a province of Canada and that some of its officers and directors are resident of Canada and that all or a substantial portion of its assets of CP Ships and said persons may be located outside the United States. Optionholders should be aware that the acceptance of the Exchange Offer will have certain tax consequences under United States and Canadian law.

        Optionholders should be aware that CP Ships Limited or its affiliates, directly or indirectly, may bid for or make purchases of the securities of CP Ships subject to the Exchange Offer, or of its related securities, during the period of the Exchange Offer, as permitted by applicable Canadian provincial laws or regulations.

        CP Ships Limited has filed with the United States Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Exchange Offer pursuant to Section 13(e)(1) of the United States Securities Exchange Act of 1934, as amended.



                               CP SHIPS LIMITED
                                 ("CP Ships")


                      AMENDED EMPLOYEE STOCK OPTION PLAN
                                 (the "Plan")


                                OFFERING NOTICE

                In accordance with Sections 107, 108 and 109 of
                   Regulation Respecting Securities (Quebec)

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Plan.

1.      DATE OF THE PROPOSED AWARD GRANTS AND THEIR DURATION

        Options

        Options ("Options") to purchase common shares of CP Ships (the "Common Shares") may be granted to an Eligible Person (as defined hereinafter) from time to time, but prior to the date of termination of employment of the Eligible Person to whom an Option has been granted (the "Optionholder") or termination of the Optionholder's contract as a consultant (excluding any period during which the Optionholder is in receipt of or is eligible to receive any statutory, contractual or common law notice or compensation in lieu thereof or severance or damage payments following the actual date of termination) (the "Date of Termination") in respect of a particular Eligible Person in accordance with this Plan.

        The expiry date of an Option will be ten years after the Grant Date (the "Option Expiry Date"), subject to:

               1. the right of the board of directors of CP Ships (the "Board") to determine at the time of grant that a particular Option will have a shorter term; and

               2.   early expiry, as provided for at section 4.7 of the Plan.

        Subject to Section 4.4(b) of the Plan, an Option may be exercised by an Optionholder from time to time on and after such dates and in such numbers or percentages as the Board determines on the Grant Date (as defined hereinafter).

        SARs
        ----

        Stock Appreciation Rights ("SARs") may be granted to Eligible Persons at the same time as the grant of an Option.

        SARs may be exercised from time to time by an Optionholder on and after the date on which the related Options become fully exercisable, as to 100% of the SARs or any part thereof.

        The expiry date of an SAR will be ten years after the Grant Date (the "SAR Expiry Date").

        The provisions of this Plan with respect to Options apply to SARs, where appropriate and with the necessary changes.

        Common Shares with Resale Restrictions
        --------------------------------------

        Common Shares with restrictions on resale corresponding to the vesting period of Options ("Restricted Shares") may be granted to eligible persons at the same time as the grant of an Option.

        A Restricted Share may not be resold by the holder prior to the expiry of the vesting period applying to Options granted at the same time pursuant to the Plan. No payment will be required for Restricted Shares distributed pursuant to the Plan.

2.      DESCRIPTION OF THE SECURITIES TO BE ISSUED OR TRANSFERRED

        It is expected that, pursuant to the Plan, Options to purchase the Common Shares, SARs and Restricted Shares may be granted by the Board to any Eligible Person.

        Options under this Plan include options and accompanying share appreciation rights issued under the key employee stock option plan of Canadian Pacific Limited ("CPL") which will be replaced with Options and accompanying SARs of CP Ships pursuant to the arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement") described in the management proxy circular of CPL dated August 3, 2001 (the "Circular") . Such options and share appreciation rights are subject to the provisions of the Plan, with the necessary changes, provided that none of the provisions of this Plan will operate so as to adversely affect the rights of the Optionholder as set forth in the key employee stock option plan of CPL.

3.      NUMBER AND PRICE OF THE SECURITIES TO BE ISSUED OR TRANSFERRED

        Number: Subject to any adjustments pursuant to the Plan, the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan is 6,000,000.

        Option Price: Subject to any adjustments pursuant to the Plan, the subscription price per Common Share subject to an Option (the "Exercise Price") will be determined or ratified by the Board and will not be less than the market price of the Common Shares at the date of grant of the Options as provided by the Plan (the "Grant Date"), calculated as:

               1. the closing price of a board lot of the Common Shares on the Toronto Stock Exchange (the "TSE") on:

                    the last trading day preceding the Grant Date, if the Option is granted before the close of trading on the Grant Date; or

                    the Grant Date, if the Option is granted after the close of trading on the Grant Date;

               provided that if the Common Shares did not trade on that trading day, then the closing price on the last preceding trading day on which a board lot of the Common Shares traded will be used;

               2. if the Options are to be granted on a pre-determined date in the future, the weighted average trading price, rounded up to the nearest cent, of the Common Shares on the TSE for the five trading days preceding the Grant Date; or

               3. such other Exercise Price as may be permitted or required by the TSE.

        SARs Price: Subject to any adjustments pursuant to the Plan, CP Ships will pay to the Optionholder, for each exercised SARs, an amount equal to:

                    the closing price of a board lot of the Common Shares on the TSE on the last trading day preceding the day of receipt by CP Ships of the Notice of Exercise (as defined hereinafter) (provided that if the Common Shares did not trade on that day, then the closing price on the last preceding trading day on which a board lot of the Common Shares traded will be used); less the Exercise Price.

        Restricted Shares Price: No payment will be required for Restricted Shares.

4.      CONDITIONS OF THE AWARD GRANTS

        Except for the restrictions regarding the assignment of an Option or a Restricted Share and the limitations with respect to insiders, the Plan does not contain any specific conditions to the grant of Awards.

5.      DESIGNATION OF THE CATEGORY OF PARTICIPANTS

        Subject to limitations set forth in Sections 3.2 and 3.4 of the Plan, any officer, employee or consultant of CP Ships or any of its subsidiaries (including a Family Trust, Personal Holding Corporation, Retirement Trust and Former CPL Optionholders as defined in the Plan) (the "Eligible Persons") is eligible to particpate in the Plan.

6.      MAXIMUM NUMBER OF SECURITIES PER PARTICIPANT

        The maximum number of Common Shares that may be reserved for issuance to any one Eligible Person pursuant to Options granted under the Plan is 5% of the number of Common Shares outstanding at the time of reservation.

7.      METHOD OF PAYMENT FOR OPTIONS

        An Optionholder who wishes to exercise an Option may do so by delivering to CP Ships on or before the Expiry Date of the Option a completed notice of exercise of Options as provided for by the Plan ("Notice of Exercise") and a cheque (which need not be a certified cheque) or bank draft payable to CP Ships for the aggregate Exercise Price of the Common Shares subscribed to by the Optionholder being acquired.

        An Optionholder may elect "cashless" exercise in a Notice of Exercise if the Common Shares issuable on exercise of an Option are to be immediately sold. In such case, the Optionholder will not be required to deliver to CP Ships the cheque or bank draft referred to above. Instead, the Optionholder will instruct a broker selected by the Optionholder to sell the Common Shares issuable on exercise of an Option, as soon as possible and at the then applicable bid price for the Common Shares of CP Ships on the settlement date for the trade, CP Ships will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the Option, against payment by the broker to CP Ships of the Exercise Price for such Common Shares. The broker will deliver to the Optionholder the remaining proceeds of sale, net of brokerage commission.

8.      MINIMUM SUM TO BE COLLECTED AND USE OF PROCEEDS

        No minimum sum to be collected. The use of proceeds resulting from the exercise from time to time of the options granted pursuant to the Plan will be used for general corporate purposes of CP Ships.

9.      CHANGES WHICH HAVE OCCURRED AMONG SENIOR EXECUTIVES SINCE LAST ANNUAL
        MEETING

        Mr. Iain Torrens was appointed Vice-President and Treasurer of CP Ships on January 15, 2002.

10.     CHANGE OF CONTROL SINCE THE LAST ANNUAL MEETING

        Not applicable.

11.     OTHER MATERIAL FACTS

        At the annual general meeting of the shareholders of CP Ships which took place on April 17, 2002, the company received the approval of shareholders for amendments to the Plan in order to permit the distribution of Common Shares of CP Ships with restrictions on resale corresponding to the vesting period applicable to Options granted at the same time under the Plan. No payment will be required for Common Shares distributed under the amended Plan.

        On or about October 18, 2001, Options were granted to certain senior executives and employees of the company pursuant to the Plan, prior to the amendments permitting the grant of Common Shares with resale restrictions. In order to treat these senior executives and employees in the same manner as senior executives and employees who will participate in the amended Plan described herein, the company has granted an exchange right permitting these senior executives and employees to exchange Options representing a maximum of 66 2/3% of the Common Shares underlying the Options for Common Shares with resale restrictions corresponding to the vesting period applying to such Options, on the basis of one Common Share for three Options exchanged.

        The ratio of one Common Share for every three Options was developed by applying the Black-Scholes financial model, a widely-used financial model developed specifically to determine the current value of a stock option. In order to determine the value of an option, the Black-Scholes model examines the following variables:

        -      the grant price of the option
        -      the exercise price of the option
        -      the volatility of the underlying shares on the public markets
        -      the term of the option
        - the rate of return on low-risk securities (for example, the rate of return on government bonds)
        -      the rate of return on dividends.

        By way of example, the value of an option is increased by greater volatility on the part of the underlying shares on the public markets, a longer term, a higher rate of return for low-risk securities, and a lower rate of return on dividends. The value of an option is decreased by less volatility on the part of the underlying shares on the public markets, a shorter term, a lower rate of return for low-risk securities, and a higher rate of return on dividends.

        The company's remuneration advisors have determined, in applying the Black-Scholes financial model, that the current value of the company's Options is approximately 31% of the value of the company's Common Shares. For this reason, the exchange ratio was fixed at three Options for each Common Share.

        The maximum number of Options which may be exchanged, i.e., Options representing 66 2/3% of the underlying Common Shares, was established in order to reflect the approximate ratio of Options to Restricted Shares which the company intends to grant to participants in the amended Plan.

        The Common Shares distributed pursuant to the exchange right will contain resale restrictions until October 18, 2004, the vesting period for the exchanged Options. Senior executives and employees will be required to retain their employment with the company until the end of this restricted period in order to receive their Common Shares.

        Date: 30 September 2002

        /s/ JOHN IRVING
        -------------------------------------
        Name:    John K. Irving
        Title:   Vice-President, General Counsel and Secretary

                                  SCHEDULE I

                             EXCHANGE OFFER TERMS



You have previously received from Ray Miles a memorandum dated 30 September 2002 regarding Changes to the CP Ships Limited Employee Stock Option Plan ("ESOP") and the Exchange Offer regarding your right to convert your Options to Restricted Shares.

We have prepared a number of documents you may wish to review when considering the Exchange Offer. These documents consist of the following:

o     The ESOP as amended and restated on April 17, 2002
o     The Audited Consolidated Financial Statements
o     The ESOP Prospectus (Appendix 1 -attached)
o     Election Form (Appendix 2 - attached)

Hard copy paper versions of the above documents are available on request. Please contact Vince Laverghetta, Director Human Resources (US) at 410 East Jackson Street, Suite 3300, Tampa, Florida 33602, or via telephone at (813) 276-4892 or by email at Vince.Laverghetta@CPShips.com.

Plan members are advised to read this Offering Notice carefully as it contains important information. The Company has filed with the United States Securities Commission (the "Commission") this Offering Notice and other reports and information. Such reports and other information filed by the Company can be obtained for free at the Commission's website at http://www.sec.gov and from the Company at the above address.

Should you wish to exercise your right to convert, please complete the attached Election Form and return the completed form to Paul Stone 25 October 2002.

The Exchange Offer expires at midnight on 25th October 2002, or such later date and time to which the Exchange Offer may be extended by CP Ships ("Expiration Date"). Options tendered pursuant to the Exchange Offer may be withdrawn at any time during the period the Exchange Offer remains open.

                                 SCHEDULE II

                            ADDITIONAL INFORMATION



1. The principal executive offices of CP Ships Limited are 62-65 Trafalgar Square, London, WC2N 5DY, England (telephone number: +44 20 7389 1100).

2. There is no established trading market for Options granted under the ESOP.

3. The names and addresses of each director and executive officer of the Company and the aggregate number and percentage of Options (granted under both ESOP and DSOP) currently owned by each director and executive officer is as follows:

                                                          Number of           Percentage
      Name/Address                                     Options Granted             %
      ------------                                     ---------------         --------
      John P. Bowmer                                        12,000*               0.4%
      Director
      100 Redwood Shores Parkway
      Redwood City, California
      U.S.A. 94065

      Robert J. Clanin                                      12,000*               0.4%
      Director
      14780 East Bluff Road
      Alpharetta, Georgia
      U.S.A. 30004

      Peter J. Dey                                          12,000*               0.4%
      Director
      1 First Canadian Place
      Toronto, Ontario
      Canada M5X 1B8

      Frank J. Halliwell                                   188,000                5.7%
      Director and Chief Operating Officer
      401 East Jackson Street
      Suite 330
      Tampa, Florida
      U.S.A. 33602

      John D. McNeil                                        12,000*               0.4%
      Director
      150 King Street West
      Toronto, Ontario
      Canada M5H 1J9

                                       9

                                                          Number of           Percentage
      Name/Address                                     Options Granted             %
      ------------                                     ---------------         --------

      Raymond R. Miles,                                    332,000               10.1%
      Director and Chief Executive Officer
      62 - 65 Trafalgar Square
      London, England
      WC2N 5DY

      Nigel M.S. Rich                                       12,000*               0.4%
      Director
      7 Lower Sloane Street
      London, England
      SW1W 8AY

      Ian J. Webber                                        151,000                4.6%
      Director and Chief Financial Officer
      62 - 65 Trafalgar Square
      London, England
      WC2N 5DY

      Viscount Weir                                         12,000*               0.4%
      Director
      130 Wilton Road
      London, England
      SW1Y 1LQ

      Terry Burrows                                         60,000                1.8%
      Senior Vice-President
      Canada Maritime
      Station Approach
      Horley, Surrey
      England
      RH6 9HJt

      David Halliday                                        60,000                1.8%
      Senior Vice-President
      Waterfront House, Wherry Quay
      Ipswich, Suffolk
      England
      IP4 1AS

      Jeff Drake                                            40,000                1.2%
      Vice-President, Corporate Planning
      62 - 65 Trafalgar Square
      London, England
      WC2N 5DY

                                      10

      John Irving                                           40,000                1.2%
      Vice-President, General Counsel & Secretary
      62-65 Trafalgar Square
      London, England
      WC2N 5DY

      Jeremy Lee                                            40,000                1.2%
      Vice-President, Investor Relations
      62-65 Trafalgar Square
      London, England
      WC2N 5DY

      Paul Stone                                            40,000                1.2%
      Vice-President, Human Resources
      62-65 Trafalgar Square
      London, England
      WC2N 5DY

      Iain Torrens                                          60,000                1.8%
      Vice-President, Treasurer
      62-65 Trafalgar Square
      London, England
      WC2N 5DY


        *Options granted to Non-Executive Directors under the Director Stock
         Option Plan (DSOP)

4.      As of August 1, 2002, 1,053,000, or 33% of a total of 3,231,000
        Options outstanding (under ESOP) were held by employees subject to Exchange Offer in the United States.

5. Options acquired by the CP Ships will be returned to, and cancelled by, the Company.

                                                                   APPENDIX 1


30 September 2002

                       THIS DOCUMENT CONSTITUTES PART OF

                       A PROSPECTUS COVERING SECURITIES

                           THAT HAVE BEEN REGISTERED

                           UNDER THE SECURITIES ACT

                                    OF 1933

                             ---------------------

                               CP SHIPS LIMITED
                             ---------------------

                               CP SHIPS LIMITED
                          EMPLOYEE STOCK OPTION PLAN

        This document relates to a maximum of 6,000,000 common shares, without nominal or par value (the "Common Shares"), of CP Ships Limited, a New Brunswick corporation (the "Company"), which may be issued in connection with the CP Ships Limited Employee Stock Option Plan (the "Plan"). The effective date of the Plan is October 1, 2001. All references to Common Shares include the associated common share purchase rights (the "Rights").

        This document may be used only in connection with offers and sales by the Company of Common Shares under the Plan and may not be used by participants in the Plan for reoffers or resales of Common Shares. In addition, under the federal securities laws of the United States, persons who are deemed to be "affiliates" of the Company are restricted in the resale of Common Shares owned by them. See "United States Resale Restrictions" below.

        This document describes certain provisions of the Plan. The description contained herein does not purport to be a complete statement of such provisions or their operation and is qualified in its entirety by reference to the Plan. The rights of each person to whom securities are granted under the Plan will be set forth in a grant agreement relating thereto. Before exercising any rights relating to securities granted to you under the Plan, you should read carefully this document, the grant agreement, the most recent Annual Report to Shareholders of the Company and the related most recent Annual Report of the Company to the Securities and Exchange Commission (the "Commission") on Form 40-F, as applicable. In addition, you should read carefully the Company's other reports and information filed or deemed filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of the foregoing documents are available from the Company as described herein. See "Available Information" and "Documents Incorporated by Reference."

                            DESCRIPTION OF THE PLAN

Purpose of the Plan

        The principal purpose of the Plan is to assist and encourage key officers, employees and consultants of the Company and its subsidiaries ("eligible persons") to work towards and participate in the growth and development of the Company and its subsidiaries by granting options, stock appreciation rights and/or restricted stock to such persons.

Administration

        The Plan will be administered by the Board of Directors of the Company (the "Board") or, if determined by the Board, the compensation committee of the Board (the "Committee"). If determined by the Board or the Committee, the Chief Executive Officer of the Company may administer the Plan with respect to securities granted to employees at the commencement of their employment, provided that such securities are conditional on subsequent ratification by the Board. The Board has authority to interpret the Plan and to determine all questions arising out of the Plan, which interpretations and determinations will be conclusive and binding on all eligible persons. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. If the Board determines that the Committee will administer the Plan, references herein to the Board will also mean the Committee (unless the context otherwise requires).

Shares

        The maximum number of Common Shares that may be reserved for issuance pursuant to the Plan is 6,000,000, which is approximately 7.5% of the number of Common Shares that were outstanding on December 31, 2001. The maximum number of Common Shares will be reduced as restricted shares are granted and as options are exercised and the Common Shares so reserved are issued. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further grant. Any restricted shares that are not delivered because they were cancelled or forfeited may be made the subject of a further grant. Common Shares to be delivered pursuant to awards granted under the Plan shall be original issue securities of the Company.

        The maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to the Plan is 5% of the number of Common Shares outstanding at the time of reservation.

Eligibility

        The Board has the authority to determine any officer, employee or consultant of the Company or any subsidiary who may be granted securities under the Plan. In addition, certain people who held options and accompanying share appreciation rights issued under an option plan of Canadian Pacific Limited received replacement options under this Plan pursuant to the arrangement under section 192 of the Canada Business Corporations Act described in the management proxy circular of Canadian Pacific Limited dated August 3, 2001 (the "Plan of Arrangement").

Stock Options

        General. The Board will from time to time designate from among the eligible persons to whom a grant (a "grant") will be made. At such time the Board will determine the size of the grant and the date it becomes effective (the "grant date"). Each grant will consist of an option to purchase a specific number of Common Shares and may consist of a number of share appreciation rights, the number of which shall be one-half the number of Common Shares to which the option relates. Each grant shall be confirmed in writing to the optionholder. An optionholder may hold more than one grant at any time.

        Each grant may be exercised by delivering a completed Notice of Exercise to the Company. Such Notice of Exercise shall be accompanied by a cheque or bank draft representing the aggregate exercise price for the Common Shares being purchased. The optionholder will also be required to pay any required withholding taxes upon the exercise of a grant. See "Taxes."

        An optionholder may elect "cashless" exercise in a Notice of Exercise if the Common Shares issuable on exercise of an option are to be immediately sold. In such case, the optionholder will not be required to deliver to the Company the cheque or bank draft referred to above. Instead, the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Company and completed by the optionholder:

               (a) the optionholder will instruct a broker selected by the optionholder to sell through The Toronto Stock Exchange ("TSE") the Common Shares issuable on exercise of an option, as soon as possible and at the then applicable bid price for the Common Shares of the Company;

               (b) on the settlement date for the trade, the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the option, against payment by the broker to the Company of the exercise price for such Common Shares; and

               (c) the broker will deliver to the optionholder the remaining proceeds of sale, net of brokerage commission.

        Exercise Price. The exercise price of an option will not be less than the market price of the Common Shares at the grant date, calculated generally as the closing price of a board lot of the Common Shares on the TSE on the last trading day preceding the grant date (if the option is granted before the close of trading on the grant date) or on the grant date (if the option is granted after the close of trading on the grant date).

        Grant Period. An option may be exercised by an optionholder from time to time on and after such dates and in such numbers or percentages as the Board determines on the grant date. The Board has the right to determine at the time of grant that a particular option will be exercisable in whole or in part for reasons other than the passage of time (including the achievement by the Company or the optionholder of specified performance or other criteria). Outstanding options will vest and become immediately exercisable in full in the event of a change of control. In addition, the Board may determine after the grant date that a particular option will be exercisable in whole or in part on earlier dates for any reason.

        Early Expiration. The expiry date of an option will be 10 years after the grant date, subject to the right of the Board to determine at the time of grant that a particular option will have a shorter term. An option will expire before its normal expiry date if (a) an optionholder resigns from his or her employment, in which case the option will expire in 60 days, (b) an optionholder's employment is terminated by the Company without cause, in which case the portion of the option that is exercisable at the date of termination will expire in 60 days, (c) an optionholder's employment is terminated by the Company for cause, including where an optionholder resigns after being requested to do so by the Company as an alternative to being terminated for cause, in which case the option will expire immediately, (d) an optionholder's contract as a consultant is frustrated, in which case the option will expire on the date on which the contract, if not frustrated, would have terminated by its terms, or (e) an optionholder dies, in which case the portion of the option that is exercisable at the date of death will expire in six months, subject in each case to the right of the Board to set a longer period for exercise (not later than the normal expiry date) with respect to a particular optionholder or group of optionholders. An option will continue to vest and expire on its normal expiry date if an optionholder's employment ceases due to permanent disability or an optionholder retires upon attaining the mandatory or early retirement age established by the Company from time to time.

        Limited Assignment, No Rights as a Shareholder and Adjustments. An option may not be assigned except in certain circumstances, including death. An optionholder will only have rights as a shareholder of the Company with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the Plan or in any option agreement will confer on any Optionee any right to remain as an officer, employee or consultant of the Company or any subsidiary or constitute a consultant as an employee of the Company.

        Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and/or the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the Plan in certain circumstances, such as (a) a subdivision or consolidation of the Common Shares or the issue of a stock dividend to holders of the Common Shares, (b) a capital reorganization, reclassification or change of the Common Shares, a consolidation, amalgamation, arrangement or other form of business combination of the Company with another person or corporation or a sale, lease or exchange of all or substantially all of the property of the Company or (c) the distribution by the Company to holders of the Common Shares of shares of any class (other than Common Shares), rights, options or warrants, evidences of indebtedness or cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets.

        Options Held by Canadian Pacific Limited Optionholders. On the effective date of the Plan of Arrangement, outstanding options under the option plan of Canadian Pacific Limited were replaced by separate options to acquire common shares of the five companies (including the Company) resulting from the Plan of Arrangement and the Canadian Pacific Limited options became direct but separate obligations of those five companies. This is consistent with the treatment of Canadian Pacific Limited common shareholders under the Plan of Arrangement. Accompanying SARs were replaced in a like manner.

        The replacement options were exercisable as units for a 12 trading-day period commencing on the effective date of the Plan of Arrangement. Replacement options are now exercisable separately, such that an option in one company may be exercised at a different time than an option in the other companies. The expiry dates of the options were unchanged and all of the options were vested (because the Plan of Arrangement was a change in control under the option plan of Canadian Pacific Limited). The aggregate exercise price for replacement options is equal the exercise price of the Canadian Pacific Limited options so replaced.

        The replacement options that are options of the Company are subject to the provisions of the Plan, with the necessary changes. For example, if the optionholder is not an eligible person under the Plan (i.e. not an officer or employee of or a consultant to the Company), then the early expiry provisions of the replacement options becomes effective when the optionholder's employment with another former subsidiary of Canadian Pacific Limited terminates.

Share Appreciation Rights

        Share appreciation rights ("SARs") may be granted to eligible persons at the same time as the grant of an option. SARs, if granted, will have the following terms (or such other terms as are consistent with the related options): (a) one SAR will be granted for every two optioned shares, (b) the reference price for a SAR will be the same as the exercise price of the related option, (c) SARs may be exercised from time to time by an optionholder on and after the date on which the related options become fully exercisable, as to 100% of the SARs, (d) exercise of SARs will result in a reduction in the number of optioned shares on the basis of one optioned share for each exercised SAR, (e) exercise of an option will result in a reduction in the number of SARs on the basis of one SAR for each optioned share purchased in excess of 50% of the number of optioned shares and (f) the expiry date of a SAR will be 10 years after the grant date or such shorter period as may be determined by the Board at the time of the grant. The Company will pay to the optionholder, for each exercised SAR, an amount equal to (a) the closing price of a board lot of the Common Shares on the TSE on the last trading day preceding the day of receipt by the Company of the Notice of Exercise (or, if the Common Shares did not trade on that day, the last preceding trading day on which a board lot of the Common Shares traded will be used), less (b) the exercise price. Other provisions of the Plan with respect to options apply to SARs, where appropriate and with such changes as are necessary.

Restricted Stock Awards

        The Plan permits the committee to grant awards of our common stock which are subject to, and not transferable prior to the end of, a restriction period ("restricted stock"). An award of restricted stock may be subject to the attainment of pre-established performance measures or continuous employment requirements during the restriction period. All of the terms relating to the satisfaction of performance measures and the termination of the restriction period relating to a restricted stock award, or any cancellation or forfeiture of a restricted stock award upon the holder's termination of employment with or service to us or our subsidiaries during the restriction period, whether by reason of disability, retirement, death or other termination, will be determined by the committee and contained in the award agreement. Unless otherwise set forth in the award agreement, the holder of a restricted stock award will have all rights as a stockholder of our company, including the right to vote and receive dividends with respect to the shares of restricted stock. However, dividends other than regular cash dividends will be subject to the same restrictions that apply to the shares for which the dividends are paid.

Limits with Respect to Insiders

        Certain insiders of the Company and their associates (generally as such terms are defined in the Securities Act (Ontario)) will be subject to limits regarding grants under the Plan. These limits are as follows:

               (a) The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Plan and any other share compensation arrangement of the Company is 10% of the number of Common Shares outstanding;

               (b) The maximum number of Common Shares that may be issued to insiders under the Plan and any other share compensation arrangement of the Company within a one-year period is 10% of the number of Common Shares outstanding; and

               (c) The maximum number of Common Shares that may be issued to any one insider and such insider's associates under the Plan and any other share compensation arrangement of the Company within a one-year period is 5% of the number of Common Shares outstanding.

Compliance with Laws and Stock Exchange Rules

        The Plan, the grant and exercise of options under the Plan, the grant and vesting of restricted stock under the Plan and the Company's obligation to issue Common Shares on exercise of options, will be subject to all applicable Canadian federal laws, provincial and foreign laws, Canadian and foreign rules and regulations and the rules of any stock exchange on which the Common Shares are listed for trading. No securities will be granted and no Common Shares will be issued under the Plan where such grant or issue would require registration of the Plan or such Common Shares under the securities laws of any foreign jurisdiction.

                       UNITED STATES RESALE RESTRICTIONS

        The Plan does not impose restrictions upon the resale by recipients of Common Shares acquired under the Plan after any restrictions imposed at the time of the grant of restricted stock have expired. However, under the United States federal securities laws, recipients who are deemed to be "affiliates" of the Company are restricted in the resale in the United States of Common Shares owned by them (whether acquired under the Plan or otherwise). For this purpose, an "affiliate" of the Company is any person who controls the Company, is controlled by the Company, or is under common control with the Company, whether directly or indirectly through one or more intermediaries. The term control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a company, whether through the ownership of voting securities, by contract, or otherwise. By virtue of such person's position or equity ownership, an executive officer, a director or a person who owns 10% or more of a company may be considered to exercise control of such company.

        Resales in the United States by "affiliates" may be made only pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from the registration requirements thereunder. One such exemption is provided for certain "brokers' transactions" which comply with all the conditions set forth in Rule 144 under the Securities Act. No registration statement covering resales by affiliates is in effect at the date of this document, and none is presently anticipated to be filed by the Company. Accordingly, affiliates of the Company should expect that any resales in the United States by them will need to be made in compliance with the applicable provisions of Rule 144 or pursuant to another available exemption from registration.

        This discussion is limited to the federal securities laws of the United States and participants who may be bound by the securities laws of other nations are urged to consult their own legal advisors regarding resale restrictions of such securities laws.

                                     TAXES

Canada

        Non-residents of Canada are generally subject to taxation under the Income Tax Act (Canada), as amended (the "Canadian Tax Act"), only on income earned by virtue of employment in Canada, a business carried on in Canada or on the disposition of specified Canadian property. In most cases, when a United States citizen not resident in Canada or a United States resident alien receives a grant under the Plan, it will be in respect of employment outside of Canada. Accordingly, the grant or exercise of an option, the grant or exercise of a SAR, the grant or vesting of a share of restricted stock and the disposition of Common Shares acquired under the Plan will not subject such a person to taxation under the Canadian Tax Act. However, dividends received on Common Shares acquired under the Plan by a United States resident are generally subject to Canadian withholding tax at a rate of 15%.

        If a grantee becomes a resident of Canada or is employed in Canada at any time while participating in the Plan, such grantee may become subject to additional tax under the Canadian Tax Act. Grantees living or performing employment services in Canada are urged to consult their own financial advisors to determine the tax consequences of participating in the Plan, including the impact of provincial and employment taxes.

United States

        Options. Options granted under the Plan are nonqualified stock options for United States tax purposes. A person who is granted a nonqualified option who is a citizen or resident alien of the United States will not recognize taxable income at the time of grant and the Company will not be allowed a deduction for federal income tax purposes at that time. An optionee generally will recognize compensation taxable as ordinary income (subject to withholding tax), and the Company will be allowed a deduction for federal income tax purposes, on the date a nonqualified option is exercised in an amount equal to the excess, if any, of the fair market value (determined as of the date of exercise) of the shares so acquired over the option exercise price.

        The tax basis of a share acquired by exercise of a nonqualified option with a cash payment will be its fair market value used to determine the amount of taxable compensation arising from the exercise of the option. The holding period for purposes of determining whether a subsequent sale of such share by the optionee results in the recognition of short-term or long-term capital gain or loss (the "holding period") will commence on the day after the date the Company transfers the share to the optionee.

        SARs. A person who is granted a SAR will not recognize taxable income at the time of grant and the Company will not be allowed a deduction for United States income tax purposes at that time. Upon the exercise of a SAR, an optionholder will recognize compensation taxable as ordinary income (and subject to income tax withholding) and the Company will be allowed a deduction for federal income tax purposes in an amount equal to the amount of cash received in connection with such exercise.

        Restricted Stock. A person granted shares of restricted stock will not recognize taxable income at the time of grant and the Company will not be allowed a deduction for federal income tax purposes at that time. However, a person granted such shares may elect to recognize taxable compensation in the year of the grant in an amount equal to the fair market value of the shares at the time of grant by filing a "Section 83(b) election" to such effect with the Internal Revenue Service within 30 days after the date of grant. If shares with respect to which a person has made a Section 83(b) election are forfeited, no deduction will be allowed to the person with respect to such forfeiture. If no Section 83(b) election is made, a person granted shares of restricted stock will recognize taxable compensation in an amount equal to the fair market value of the shares at the time the shares first become transferable. Subject to a limit on the amount of compensation that can be deducted by the Company for payments to its senior officers, the Company will be allowed a deduction for federal income tax purposes at the time the holder of restricted stock recognizes taxable compensation equal to the amount of compensation recognized by such person.

        A person's basis for shares of restricted stock will be the amount recognized as taxable compensation. A person's holding period for such shares will begin on the day after the date the person recognizes taxable compensation with respect to the shares.

        Foreign Taxes and Foreign Tax Credit. Subject to the requirements and limitations imposed under United States federal income tax laws, participants may elect to claim Canadian withholding taxes paid on dividends received on Common Shares as a foreign tax credit against their United States federal income tax liability. Participants who do not elect to claim a foreign tax credit may claim a deduction for such Canadian taxes.

        The tax consequences resulting from participation in the Plan will vary to some extent based on the individual circumstances of each optionholder. Optionholders are urged to consult their own financial advisors to determine the tax consequences of participating in the Plan, including the impact of specific federal, foreign, state and ot local taxes.


                             AVAILABLE INFORMATION

        The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Company's Common Shares are listed on the New York Stock Exchange and such reports and other information concerning the Company may be inspected at the offices of such Exchange at 20 Broad Street, New York, New York 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

        The Commission allows the Company to "incorporate by reference" the information the Company files with it, which means that the Company can disclose important information by referring to those documents. The information incorporated by reference below is considered to be part of this document. The following documents, filed with the Commission under the Exchange Act, are incorporated herein by reference:

               (i) The Annual Report on Form 40-F of the Registrant as filed on May 30, 2002 and as amended by Form 40-F/A of the Registrant as filed on June 28, 2002; and

               (ii) All reports filed by the Company (File No. 1-15228) pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2001.

        All documents subsequently filed by the Company on Form 40-F and reports (or designated portions thereof) furnished on Form 6-K and deemed "filed" for purposes of Section 18 of the Exchange Act with the Commission pursuant to the Exchange Act after the date of this document and prior to the termination of the offering of the Common Shares pursuant to the Plan shall be deemed to be incorporated by reference into this document and to be a part hereof from the respective dates of filing of such documents and reports (or designated portions thereof).

        The Company will provide without charge to each person to whom a copy of this document has been delivered, upon the written or oral request of such person, a copy of any or all of the documents and reports (or designated portions thereof) referred to above which have been or may be incorporated by reference into this document, other than the exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents, as well as any other documents relating to the Plan (including its administrators), the Common Shares or the Company required to be delivered to optionholders pursuant to Rule 428(b) promulgated under the Securities Act or otherwise. Requests for such copies should be directed to: Vice President, Human Resources at +44-20-7389-110-3 or by mail at CP Ships Limited, 62-65 Trafalgar Square, London WC2N 5DY, United Kingdom.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

        Each document incorporated or deemed to be incorporated by reference herein is also incorporated or deemed to be incorporated by reference in the Registration Statement on Form S-8 filed by the Company with the Commission relating to the Common Shares offered hereby.

No person has been authorized in connection with the offering contained in this document to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither delivery of this document nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof. This document does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.



         CONTENTS                               Page

Description of the Plan...........................2
  Purpose of the Plan.............................2
  Administration..................................2
  Shares..........................................2
  Eligibility.....................................2
  Stock Options...................................3
  Share Appreciation Rights.......................5
  Restricted Stock Awards.........................5
  Limits With Respect to Insiders.................6
  Compliance With Laws and
    Stock Exchange Rules..........................6
United States Resale Restrictions.................6
Taxes.............................................7
  Canada..........................................7
  United States...................................7
Available Information.............................8
Documents Incorporated by Reference...............9

                               ----------------

                                EMPLOYEE STOCK
                                  OPTION PLAN
                               ----------------

                                   6,000,000
                                 Common Shares
                              (Without Nominal or
                                  Par Value)




                              -------------------


                                   CP SHIPS
                                    LIMITED

                              -------------------














                              September 30, 2002

                                                                  APPENDIX 2


                                 ELECTION FORM



Name:

Please tick the appropriate box below, sign and date the form and return it to Paul Stone by 25 October 2002.

|_|     (a)    I wish to convert two-thirds of my current Options to
               Restricted Shares, on the basis of one Restricted Share for every three converted Options.

|_|     (b)    I do not wish to convert my current Options.


1. You will be responsible for reporting the conversion to the tax authorities for the purpose of determining your liability for tax and social security contributions, and you will be liable for meeting any tax or social security charges due on the amount of shares delivered to you if not previously withheld (the Company is obliged to withhold tax at the time the shares are allocated to you, in some jurisdictions).

2. You agree that for the purposes of administering this award the information contained in this Election Form may be passed to third parties as necessary for the operation of the award.

By signing this Election Form I understand and accept the conditions above.





Signed:  .........................       Date:  ...............................

                                                                 APPENDICE 2

                         FORMULE D'EXERCICE D'UN CHOIX



Nom :

Veuillez cocher la case appropriee ci-dessous, signer et dater la formule et la retourner a Paul Stone avant le 25 Octobre 2002.

|_|     a)     Je souhaite convertir les deux-tiers de mes options
               actuelles en actions subalternes, a raison d'une action subalterne pour chaque tranche de trois options converties.

|_|     b)     Je ne souhaite pas convertir mes options actuelles.

1. Il vous incombera de declarer la conversion aux autorites fiscales aux fins d'etablir votre assujettissement a l'impot et vos cotisations de securite sociale, et il vous incombera d'acquitter tout impot ou toute charge de securite sociale exigible sur la quantite d'actions qui vous est remise si ces impots ou charges de securite sociale n'ont pas ete anterieurement deduits (dans certains territoires, la societe est tenue de deduire l'impot au moment ou les actions vous sont attribuees).

2. Vous convenez qu'aux fins de l'administration du present octroi, l'information contenue dans la presente formule d'exercice d'un choix peut etre transmise a des tiers si cela est necessaire pour la mise a execution de l'octroi.

En signant le present formulaire d'exercice d'un choix, je reconnais et j'accepte les conditions qui precedent.






Signature : .......................       Date : .............................

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               Page
                                                                                                               ----

Annual Consolidated Financial Statements for the Years Ended 31st December 2001,
   2000 and 1999
   Auditor's Report and Notice to US Readers ...............................................................    F-2
   Consolidated Statements of Income .......................................................................    F-3
   Consolidated Statements of Retained Earnings ............................................................    F-3
   Consolidated Balance Sheets .............................................................................    F-4
   Consolidated Statements of Cash Flow ....................................................................    F-5
   Notes to the Consolidated Financial Statements ..........................................................    F-6

CP Ships Limited

Auditors' report

To the shareholders of CP Ships Limited

         We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2001, 2000 and 1999 and the consolidated statements of income, retained earnings and cash flow for each of the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31st December 2001, 2000 and 1999 and the results of its operations, changes in its financial position and its cash flow for each of the three years then ended in accordance with Canadian generally accepted accounting principles.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada

27th February 2002, except
as to note 22(k) which is as of
28th May 2002 and
note 23 and note 24 which are
as of 20th September 2002



Notice to US readers

         In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes, such as the changes described in notes 2 and 22(k) to the financial statements, that have a material effect on the comparability of the amounts disclosed in the Company's financial statements. Our report to the shareholders dated 27th February 2002, 28th May 2002 and 20th September 2002 is expressed in accordance with Canadian reporting standards which does not require a reference in the auditors' report to such changes when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada

27th February 2002
except as to note 22(k)
which is as of
28th May 2002.


CP Ships Limited

Consolidated Statements of Income                                                         Year ended 31st December
                                                                                        ------------------------------
------------------------------------------------------------------------ -------------- --------------- --------------
(US$ millions except per share amounts)                                        2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Revenues
Container shipping operations                                                 2,646          2,645           1,878

Expenses
Container shipping operations                                                 2,068          2,037           1,458
General and administrative                                                      363            381             281
Depreciation                                                                     74             60              47
Currency exchange loss                                                            2              5               4
Gain on disposal of capital assets                                                -             (2)             (1)
                                                                         -------------- --------------- --------------
                                                                              2,507          2,481           1,789
                                                                         -------------- --------------- --------------

Operating income before exceptional charges                                     139            164              89
Spin-off related items (note 3)                                                 (17)             -               -
Unusual charges (note 3)                                                        (19)             -               -
                                                                         -------------- --------------- --------------

Operating income                                                                103            164              89
Interest income (expense), net (note 4)                                           -              1              (4)
                                                                         -------------- --------------- --------------

Income before income tax                                                        103            165              85
Income tax expense (note 5)                                                     (12)           (12)            (11)
                                                                         -------------- --------------- --------------

Income before goodwill charges and minority interest                             91            153              74
Minority interest                                                                 1              -               1
                                                                         -------------- --------------- --------------

Income before goodwill charges                                                   92            153              75
Goodwill charges, net of tax (SO)                                               (16)           (18)            (15)
                                                                         -------------- --------------- --------------

Net income                                                                       76            135              60
Dividends on preference shares                                                   (3)            (2)              -
                                                                         -------------- --------------- --------------

Net Income available to common shareholders                                   $  73          $ 133           $  60
                                                                         -------------- --------------- --------------

Average number of common shares outstanding (millions) (note 15)               79.3           79.1            79.1
Earnings per common share basic (note 15)                                     $0.92          $1.68           $0.76
Earnings per common share diluted (note 15)                                   $0.91          $1.68           $0.76

Consolidated Statements of Retained Earnings
Balance, 1st January (restated, note 2 (f))                                     443            310             250
Net income                                                                       76            135              60
Dividends on preference shares                                                   (3)            (2)              -
Dividends on common shares                                                       (3)             -               -
                                                                         -------------- --------------- --------------

Balance, 31st December                                                         $513           $443            $310
                                                                         -------------- --------------- --------------


CP Ships Limited

Consolidated Balance Sheets                                                                  As at 31st December
------------------------------------------------------------------------ -------------- ------------------------------
(US$ millions)                                                                 2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

                                                                         -------------- --------------- --------------
ASSETS
Current assets
Cash and cash equivalents                                                       116            122              61
Accounts receivable                                                             366            392             306
Prepaid expenses                                                                 38             32              26
Loan to former affiliated company due within one year (note 7)                    -            116               -
Inventory                                                                        12             14               9
                                                                         -------------- --------------- --------------
                                                                                532            676             402
Capital assets (note 8)                                                         795            536             355
Deferred charges (note 9)                                                        14              -               -
Deposits on ships to be purchased                                                 -              5               -
Goodwill                                                                        510            531             461
                                                                         -------------- --------------- --------------
                                                                             $1,851         $1,748          $1,218
                                                                         -------------- --------------- --------------
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities:
   Former affiliated companies                                                    -             15              25
   Trade and other payables                                                     505            497             415
Loans from former affiliated companies due within one year (note 10)              -             86              73
Long-term debt within one year (note 11)                                         15             11              14
                                                                         -------------- --------------- --------------
                                                                                520            609             527
Long-term liabilities
Long-term debt due after one year (note 11)                                     215             21              30
Future income taxes (note 5)                                                      8             10               7
Minority interests                                                                8              9               5
                                                                         -------------- --------------- --------------
                                                                                231             40              42
SHAREHOLDERS' EQUITY
Common share capital (note 12)                                                  597             63              63
Preference share capital (note 12)                                                -            116               -
Contributed surplus (note 12)                                                     -            485             282
Retained earnings                                                               513            443             310
                                                                         -------------- --------------- --------------
Cumulative foreign currency translation adjustments                             (10)            (8)             (6)
                                                                         -------------- --------------- --------------
                                                                         -------------- --------------- --------------
                                                                              1,100          1,099             649
                                                                         -------------- --------------- --------------
                                                                         -------------- --------------- --------------
                                                                             $1,851         $1,748          $1,218
                                                                         -------------- --------------- --------------

Contingent liabilities & commitments notes 17 & 18


CP Ships Limited

Consolidated Statements of Cash Flow                                                      Year ended 31st December
------------------------------------------------------------------------ -------------- --------------- --------------
(US$ millions)                                                                 2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Operating activities
Net income                                                                       76            135              60
Depreciation and goodwill charges                                                90             78              62
Unusual and spin-off related charges                                             36              -               -
Future income tax expense                                                         -              3               2
Gain on disposal of capital assets                                                -             (2)             (1)
Other                                                                             1             (3)             (3)
                                                                         -------------- --------------- --------------
                                                                                203            211             120
Decrease/(increase) in non-cash working capital (note 14)                         7            (37)            (91)
                                                                         -------------- --------------- --------------
Cash from operations before unusual and spin-off payments                       210            174              29
Unusual and spin-off payments                                                   (18)             -               -
                                                                         -------------- --------------- --------------
Cash from operations                                                            192            174              29

Financing activities
Contributed surplus                                                               2            203              52
Return of share capital                                                         (14)             -               -
Issue of preferred shares                                                         -            116               -
Redemption of preferred shares                                                 (116)             -               -
Increase in long-term debt                                                      160              2               2
Repayment of long-term debt                                                     (14)           (14)            (14)
Deferred charges - finance costs                                                (14)             -               -
Increase in loans from former affiliated companies                               88             38              37
Repayment of loans from former affiliated companies                            (138)           (37)            (63)
Preference dividends paid                                                        (3)            (2)              -
                                                                         -------------- --------------- --------------
Cash (outflow)/inflow from financing activities                                 (49)           306              14

Investing activities
Additions to capital assets                                                    (292)          (307)           (113)
Deposits on ships to be purchased                                                 -             (5)              -
Acquisition of businesses                                                         -            (61)              -
Proceeds from disposal of capital assets                                         15             70               5
Proceeds from disposal of investments                                            12              -               -
Increase in loans to former affiliated company                                    -           (116)              -
Repayment of loans to former affiliated company                                 116              -              31
                                                                         -------------- --------------- --------------
Cash (outflow) from investing activities                                       (149)          (419)            (77)

(Decrease)/increase in cash and cash equivalents*                                (6)            61             (34)
Cash and cash equivalents at beginning of year                                  122             61              95
                                                                         -------------- --------------- --------------
                                                                         -------------- --------------- --------------
Cash and cash equivalents at end of year                                      $ 116          $ 122           $  61
                                                                         -------------- --------------- --------------

Additional information
Taxes paid                                                                    $  12          $  13           $   9
Interest paid                                                                 $   7          $   5           $   7

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

CP Ships Limited

Notes to the Consolidated Financial Statements
(Unless otherwise indicated, all amounts are shown in US$ millions)

1.       REORGANIZATION

         Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships Limited ("CP Ships"). CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. Where appropriate, share numbers in the financial statements reflect the effect of the share consolidation applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of the now publicly held CP Ships.

         In 2001, prior to the reorganization, CPSHI paid a return of capital to CPL of $14 million and issued shares to CPL valued at $61 million as consideration for the transfer of shipping related affiliates and other assets from CPL to CP Ships.

         To mark the company's spin-off from CPL, each employee (where legally permitted) was awarded $1,000 worth of shares. A total of 398,026 shares was issued from treasury for this Launch Award and no compensation expense was recorded.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain respects from United States generally accepted accounting principles ("US GAAP"). A reconciliation of significant measurement differences between Canadian and US GAAP has been included in note 22.

(a)      Basis of consolidation

         The consolidated financial statements include CP Ships and the operations of all of its subsidiary companies from the date of acquisition until the date of disposal.

         CP Ships' share of the results and net assets of 50% joint ventures is proportionately consolidated in the consolidated statements of income, retained earnings and cash flows and the consolidated balance sheets.

(b)      Revenue and cost recognition

         Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c)      Use of estimates

         The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. Actual results may differ from these estimates.

(d)      Income taxes

         Effective 1st January 2000, CP Ships adopted, retroactively without restating prior years, the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for income taxes. The new recommendations adopted the liability method for providing for income taxes. Under this

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)      Income taxes (continued)

method, future tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect on 2000 earnings from adopting these changes was immaterial.

         Previously, income taxes were provided for based on the deferral method. Under this method, deferred income taxes are computed by applying current tax rates to all significant timing differences between accounting and taxable income. The resulting deferred income tax balances were not adjusted for subsequent changes in tax rates.

(e)      Earnings per common share

         Basic earnings per common share are calculated using the weighted average number of common shares outstanding in the year.

         The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method, which assumes proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the period. The resulting incremental shares are included in the denominator of the diluted earnings per share calculation.

(f)      Capital assets

         Capital assets are stated at cost less depreciation.

         Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life in the company's business. The estimated useful life of a ship is calculated as the remaining period of a 25 year life.

         Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

         Dry docking and special survey costs are deferred and amortized over the dry docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship. Prior to 1st January 2000, dry docking costs, were accounted for on an accrual basis. The financial statements for 1999 were restated retrospectively to reflect the change in accounting policy. The effect of this change was to increase net income by $6 million in the year ended 31st December 2000 and $2 million in the year ended 31st December 1999.

         Containers are depreciated on a straight-line basis over 12 years to their estimated residual values.

         Furniture and equipment is fully depreciated on a straight-line basis over the estimated service lives of the assets (maximum ten years).

         Computer hardware and software is fully depreciated on a straight-line basis over three to five years from the date that it is brought into use. Costs directly associated with developing or obtaining internal-use computer software are capitalized.

         Trucking equipment is fully depreciated on a straight-line basis over the estimated service lives of the assets (maximum ten years). Owned automobiles are depreciated on a straight-line basis over four years.

         Buildings are fully depreciated on a straight-line basis over the estimated useful lives (maximum 50 years). Land is not depreciated.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)      Capital assets (continued)

         Leasehold improvements are amortized over the lesser of the remaining term of the leases or ten years.

         Terminal equipment is depreciated on a straight-line basis over three to 30 years.

         When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the results from operations.

(g)      Leases

         Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases.

         Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the period of the relevant lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease.

         Operating lease costs are charged to income on a straight-line basis.

(h)      Goodwill

         Goodwill represents the excess of the fair value of consideration paid over the fair value of net assets acquired and is amortized to income over a period of 35 years. CP Ships evaluates the carrying value of goodwill for possible impairment on an annual basis. Goodwill is written down to fair value when declines in value are considered to be other than temporary, based upon expected operating performance of the relevant subsidiary.

(i)      Foreign currency translation

         Revenue and expense items and other transactions denominated in foreign currencies are recorded in United States Dollars, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the year-end rates of exchange. Except for unrealized gains and losses on long-term monetary liabilities, which are deferred and amortized to income over the period to maturity of the related debt, foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities are recognized in income as incurred.

         The financial statements of subsidiary companies denominated in currencies other than United States Dollars, which are all considered to be self sustaining, are translated into United States Dollars using year-end rates of exchange for assets and liabilities and the average rates in effect for the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under Shareholders' equity as foreign currency translation adjustments.

(j)      Employee future benefits

         The costs of pensions are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market related values are used for calculating the expected return on plan assets. The projected

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)      Employee future benefits (continued)

benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

         Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of the net transitional asset, the amortization of adjustments arising from pension plan amendments, and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

         Effective 1st January 2000, CP Ships adopted the new recommendations of the CICA for accounting for employee benefits. The effect on 2000 earnings from adopting these changes prospectively was immaterial. The principal difference between the new recommendations and the accounting policy applied previously was in the choice of discount rate used for computing benefit obligations.

         For defined contribution plans, pension costs generally equal plan contributions due during the year.

(k)      Derivative financial instruments

         Hedging instruments are utilized by CP Ships to manage its exposure relating to foreign currency exchange rates. Payments or receipts under these contracts are recognized in income concurrently with the hedged transaction and the fair values of the outstanding contracts are not reflected in the financial statements.

(l)      Stock based compensation

         CP Ships has stock based compensation plans described in note 13, under which stock options and stock appreciation rights (SARs) are granted to directors and certain key employees or have been granted to former CPL employees as part of the demerger.

         Compensation expense is not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized.

         Compensation expense is recognized for exercisable SARs for the excess of the market value of a common share over the related option price.

(m)      Restructuring costs

         Restructuring costs are recorded in the year detailed exit and restructuring plans are approved. Provisions for restructuring costs are recorded in liabilities.

(n)      Comparative figures

         Certain comparatives have been reclassified to conform with the presentation adopted in the current year.

(o)      New Canadian accounting pronouncements

         CICA 3870, "Stock based compensation and other stock based payments" was issued on 13th November 2001 and will be effective for awards granted after 31st December 2001. The new rules require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)      New Canadian accounting pronouncements (continued)

notes to the financial statements. The impact of implementing this new standard on CP Ships financial position and results of operations is not yet determinable.

         CICA 3062, "Goodwill and other intangible assets" was issued in August 2001 and will be effective for CP Ships for years beginning 1st January 2002 and will be applied prospectively. CICA 3062 requires that goodwill no longer be amortized, but instead be subject to an impairment test at least annually. CP Ships is in the process of preparing for the adoption of CICA 3062 and is making the determinations as to what its reporting units are and what amounts of goodwill, other assets and liabilities should be allocated to those reporting units. CP Ships has not yet determined what effect, if any, the impairment test will have on its earnings and financial position. The impact of not amortizing goodwill for the year ended 31st December 2001, 2000, 1999 would have been to increase net income by $16 million, $18 million and $15 million, respectively, and increase basic and diluted earnings per share by $0.20, $0.23 and $0.19, respectively.

         CICA 1650, "Foreign currency translation" will be effective 1st January 2002. CP Ships will retroactively adopt a change in the accounting rules for the treatment of foreign exchange gains and losses. These changes have not been applied to these statements. The new rules will no longer allow for the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships' debt is denominated in United States Dollars, this change will not have a material effect on its financial statements.

         CICA AcG-13 "Hedging Relationship" is effective for fiscal years beginning 1st July 2002 and specifies new criteria for applying hedging accounting. CP Ships is assessing the impact that this guidance will have on its financial position and results of operations.

3.       EXCEPTIONAL CHARGES

         The exceptional charges incurred in 2001 comprise:

         (a) Spin-off related items of $17 million for professional fees and other expenses associated with the company's demerger from CPL, including $10 million for the cost of terminating a cash-based long-term incentive plan ("LTIP") by converting it into restricted stock awards. The total value of shares required to terminate LTIP was $22 million. The amount of $10 million included in the exceptional charge, together with an $8 million provision charged for the year ended 31st December 2000 for LTIP earned to that date allowed for the purchase on the market of CP Ships' shares at a value of $18 million. Shares valued at $4 million were issued from treasury. The shares are held by an irrevocable trust which was established to settle the company's obligations under the LTIP termination arrangements.

         (b) Unusual charges of $19 million for the restructuring of organization and offices, mainly in Europe and North America, during 2001 and 2002. The charges include the cost of employee severance and redundant office leases and $5 million had been paid at 31st December 2001.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


4.       INTEREST INCOME/(EXPENSE)

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Long-term debt                                                                   (6)            (4)             (7)
Short-term debt                                                                  (1)            (1)              -
                                                                         -------------- --------------- --------------
Total interest payable                                                           (7)            (5)             (7)
Interest income                                                                   7              6               3
                                                                         -------------- --------------- --------------
Net                                                                              $-            $ 1             $(4)
                                                                         -------------- --------------- --------------

5.       INCOME TAXES

         Taxation in these financial statements arises front the activities of CP Ships' trading companies. The company has three principal operating subsidiaries, Lykes Lines Limited, LLC ("Lykes Lines"), TMM Lines Limited, LLC ("TMM Lines") and CP Ships (UK) Limited.

         Lykes Lines and TMM Lines have the taxation attributes of their Bermudian parents and hence have low rates of tax. CP Ships (UK) Limited (formerly Contship Containerlines Limited) entered with effect from 1st January 2001 the UK Tonnage Tax regime under which taxation is based on the tonnage of qualifying ships employed in the business, rather than profits. As part of the Plan of Arrangement described in note 1, the business and assets of each of ANZDL, Canada Maritime and Cast were transferred to CP Ships (UK) Limited on 27th September 2001 and became part of the Tonnage Tax regime with effect from that date. Previously, the business and assets had been owned by Bermudian companies which had received exemption from taxation in Bermuda. Lykes Lines, TMM Lines and CP Ships (UK) Limited are also subject to taxation in certain countries on their operations in those countries and, through their subsidiaries, on the income of their agency and other operations, such as haulage.


         Racine Terminal (Montreal) Company and Cast Terminal Company are taxed in Canada.

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Income tax expense
Current                                                                          12              9               9
Future                                                                            -              3               2
                                                                         -------------- --------------- --------------
Total                                                                           $12            $12             $11
                                                                         -------------- --------------- --------------

         The difference between the income tax expense and the provision obtained by applying the Canadian statutory tax rate is as follows:


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Provision at Canadian statutory rates                                            38             74              46
Foreign tax rate differentials                                                  (23)           (51)            (34)
Effect of tonnage tax                                                            (7)             -               -
Prior year items                                                                  1             (1)              -
Other                                                                             3            (10)             (1)
                                                                         -------------- --------------- --------------
Income tax expense                                                            $  12          $  12           $  11
                                                                         -------------- --------------- --------------

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


5.       INCOME TAXES (Continued)

         The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the future income tax liability are:

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Future income tax liabilities
Capital assets carrying value in excess of tax basis                              7              8               5
Other items                                                                       1              2               2
                                                                         -------------- --------------- --------------
Total                                                                            $8            $10              $7
                                                                         -------------- --------------- --------------

6.       BUSINESS ACQUISITIONS

         In January 1999, CPSHI completed the formation of the Americana Ships Limited ("Americana Ships") joint venture with Transportacion Maritime Mexicana S.A. de C.V. (TMMsa). CPSHI contributed its holdings of shares in Lykes Lines, Ivaran Lines Limited and Contship (Med-Gulf) Limited to Americana Ships in exchange for 50% of the issued shares of Americana Ships. TMMsa contributed all of its liner shipping business, also for 50% of the issued shares of Americana Ships.

         During 2000, CPSHI completed the acquisition of the 50% of the shares in the Americana Ships joint venture that was owned by TMMsa and acquired full ownership of Americana Ships' container shipping services. The transaction was accounted for as a purchase; goodwill amounted to $84 million, representing the difference between the consideration and the fair value of the net assets acquired.

         Other businesses acquired in 2000, also accounted for as purchases, gave rise to goodwill of $9 million.

         The acquisitions have been accounted for as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Total assets acquired other than goodwill                                         -            135               -
Goodwill                                                                                        93               -
Total liabilities                                                                 -           (167)              -
                                                                         -------------- --------------- --------------
Total                                                                            $-            $61              $-
                                                                         -------------- --------------- --------------

         Consideration was paid in cash.

7.       LOAN TO FORMER AFFILIATED COMPANY

         In 2000, CPSHI made a loan of Cdn$175 million ($116 million) to Canadian Pacific Securities (Ontario) Limited, a former affiliate, at a floating interest rate, payable quarterly. The loan was repaid during 2001.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


8.       CAPITAL ASSETS

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Ships
   Cost                                                                         640            398             182
   Accumulated depreciation                                                    (114)           (87)            (71)
                                                                         -------------- --------------- --------------
                                                                                526            311             111
                                                                         -------------- --------------- --------------

Containers
   Cost                                                                         135            146             191
   Accumulated depreciation                                                     (44)           (36)            (35)
                                                                         -------------- --------------- --------------
                                                                                 91            110             156
                                                                         -------------- --------------- --------------

Terminal equipment and other
   Cost                                                                         119            102              99
   Accumulated depreciation                                                     (53)           (48)            (43)
                                                                         -------------- --------------- --------------
                                                                                 66             54              56
                                                                         -------------- --------------- --------------

Computer hardware and software
   Cost                                                                         162             98              59
   Accumulated depreciation                                                     (50)           (37)            (27)
                                                                         -------------- --------------- --------------
                                                                                112             61              32
                                                                         -------------- --------------- --------------
Total cost                                                                    1,056            744             531
Total accumulated depreciation                                                 (261)          (208)           (176)
                                                                         -------------- --------------- --------------
Net book value                                                                $ 795          $ 536           $ 355
                                                                         -------------- --------------- --------------


         At 31st December 2001 assets held under capital leases included in the above had a cost of $1(4 million (2000: $106 million, 1999: $98 million) and accumulated depreciation of $59 million (2000: $54 million, 1999: $45 million).

         Ships with a net book value of $301 million at 31st December 2001 (2000 and 1999: $0 million) were pledged as security against bank and other loans and buildings with a net book value of $3 million (2000 and 1999: $2 million) were mortgaged as security against long-term loans.

9.       DEFERRED CHARGES

         Deferred charges represent $14 million (2000 and 1999: $0) of costs related to the arrangement of new facilities and the renegotiation of other arrangements. These costs are amortized evenly over the periods of the underlying arrangements which end ranging from 2005 to 2012.

10.      LOANS FROM FORMER AFFILIATED COMPANIES DUE WITHIN ONE YEAR


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
CP (Bermuda) Limited                                                              -             37              37
CPL                                                                               -             31              36
Canadian Pacific Securities (Ontario) Limited                                     -             11               -
Canadian Pacific Finance Ireland                                                  -              7               -
                                                                         -------------- --------------- --------------
                                                                                 $-            $86             $73
                                                                         -------------- --------------- --------------

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


10.      LOANS FROM FORMER AFFILIATED COMPANIES DUE WITHIN ONE YEAR (Continued)

         The loan from CP (Bermuda) Limited of $37 million at 31st December 2000 was interest free and repayable on demand and was cancelled in 2001 upon the acquisition of CP (Bermuda) Limited by CPSHI as part of the reorganization described in note 1.

         The loan from CPL of $31 million outstanding at 31st December 2000 was interest free and repayable on demand. It was repaid during 2001.

         The loan from CPL of $36 million outstanding at 31st December 1999 was interest free and repayable on demand. It was repaid during 2000.

         The loans from Canadian Pacific Securities (Ontario) Limited of $11 million at 31st December 2000 bore variable rates of interest, were repayable on demand and were repaid during 2001.

         The loans from Canadian Pacific Finance Ireland of $7 million at 31st December 2000 were for a fixed period of 180 days and carried a fixed interest rate of 6.5%. They were repaid during 2001.

11.      LONG-TERM DEBT


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Bank loan                                                                       160              -               -
Long-term loans                                                                  52              2               2
Capital leases                                                                   18             30              42
                                                                         -------------- --------------- --------------
                                                                                230             32              44
Amounts due within one year                                                     (15)           (11)            (14)
                                                                         -------------- --------------- --------------
Amounts due after one year                                                     $215          $  21           $  30
                                                                         -------------- --------------- --------------


         The bank loan represents amounts drawn on a $175 million revolving credit facility that is committed to August 2005 with a $50 million step down in August 2004. A second revolving credit facility of $250 million was entered into in December 2001. This is committed to December 2006, with a 25% step down in December 2005. Both facilities are secured by certain owned ships and bear interest at a margin over LIBOR which depends on the facilities' credit rating. As at 31st December 2001 the margins were 1.05% and 1.40% respectively.

         Long-term loans comprises $1 million repayable up to 2008 and bearing interest at LIBOR plus 2.625% secured on an office building and $51 million repayable up to 2008 bearing interest at 6.71% secured on ships.

         The bank loan and long-term loans are subject to covenants which are customary for these types of facility. As at 31st December 2001 CP Ships was in compliance with these covenants.

         Aggregate maturities of the bank loan and long-term loans for the five years subsequent to 31st December 2001 are as follows:


2002                                                                                                              7
2003                                                                                                              7
2004                                                                                                             42
2005                                                                                                            133
2006                                                                                                              8
Thereafter                                                                                                       15
                                                                                                             ---------
Total                                                                                                          $212
                                                                                                             ---------

CP Ships Limited


Notes to the Consolidated Financial Statements (Continued)
(Unless otherwise indicated, all amounts are shown in US$ millions)

11.      LONG-TERM DEBT (Continued)

         The capital leases consist of container leases of $18 million (2000:
$29 million, 1999: $41 million) and automobile leases of $0 (2000 and 1999: $1 million).

         The capital leases are repayable in monthly installments ending between 2002 and 2005 and are secured on the leased equipment. Obligations under capital leases bear fixed interest rates. which range from 6% to 130%. Interest expense on such leases amounted to $3 million (2000 and 1999: $4 million).

         Capital lease commitments over the next five years and thereafter are as follows:


2002                                                                                                              9
2003                                                                                                              5
2004                                                                                                              5
2005                                                                                                              1
                                                                                                             ---------
Total minimum lease payments                                                                                     20
Less: imputed interest                                                                                           (2)
Present value of minimum lease payments                                                                          18
Less: current portion                                                                                            (7)
                                                                                                             ---------
Long-term portion of capital lease obligation                                                                   $11
                                                                                                             ---------

Financial assets and liabilities

         Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

         The fair value of third-party long-term debt has been estimated based on rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date. There is no material difference between the carrying value and the fair value of third-party long-term debt.

         CP Ships does not believe that there are any significant concentrations of credit risk.

Forward foreign currency exchange contracts

         CP Ships is exposed to changes in exchange rates on future cost streams denominated in certain currencies other than United States Dollars. To manage these exposures, CP Ships enters into hedges as it deems appropriate, to cover some or all of its anticipated net exposure, which is principally to Canadian Dollars, British Pounds and Euros.

         At 31st December 2001, CP Ships did not have any outstanding forward foreign exchange hedges in place. At 31st December 2000, CP Ships had entered into forward foreign exchange contracts to sell approximately $131 million (1999: $167 million) and the unrealized gain/loss on these forward foreign currency exchange contracts at that date not recognized in income was $0 (1999: unrealized gain $5 million).

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


12.      SHARE CAPITAL AND CONTIBUTED SURPLUS

         On 1st October 2001, as described in note 1, CPL distributed its interests in CPSHI to CP Ships. CPL then distributed its investment in CP Ships to its common shareholders. On 1st January 2002, CPSHI amalgamated with CP Ships.

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Issued share capital of CP Ships:
79,969,095 common shares-- no par value                                        $597             $-              $-

Issued share capital of CPSHI:
871,007,155 common shares-- no par value                                       $  -           $ 63            $ 63
175,000 redeemable, cumulative preference shares                               $  -           $116            $  -
                                                                         -------------- --------------- --------------

         The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

         An analysis of CP Ships common shares is as follows:


---------------------------------------------------------------------------------------------------------------------
                                                                                           Number       $ million
-------------------------------------------------------------------------------------- --------------- --------------

Balance, 1st January 2001                                                                       -               -
New issue                                                                              79,127,044             597
Issued under Launch Award, stock option plans and LTIP buy-out                            842,051               -
                                                                                       --------------- --------------
Balance, 31st December 2001                                                            79,969,095            $597
                                                                                       --------------- --------------

         During 2001, and prior to CPL's disposal of CPSHI to CP Ships, CPL provided an additional $2 million as contributed surplus, and CPSHI subsequently increased its stated share capital in the amount of its $487 million contributed surplus. CPSHI also returned $14 million of share capital to CPL, redeemed the 175,000 redeemable cumulative preference shares and issued 400 common shares to CPL at a value of $61 million as consideration for the transfer of shipping related affiliates and other assets from CPL.

         During 2000, capital totalling $203 million was contributed by CPL, to CPSHI to fund the purchase of the remaining 50% of Americana Ships, the purchase of ships and the repayment of certain loans owed to CPL. No shares were issued in respect to these transactions.

         In addition in 2000, CPSHI issued preference shares of Cdn$175 million ($116 million) to, and the related proceeds were lent back to, an affiliated company (note 7). The preference shares carried a floating cumulative dividend based on the bankers acceptance rate plus 30 basis points. The preference shares were redeemed in 2001 and the loan repaid.

         During 1999 additional capital totalling $52 million was contributed to finance the repayment of certain loans owed to CPL and to provide additional capital. No shares were issued in respect of these transactions.

Shareholder Rights Plan

         On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") which became effective 1st October 2001. The Rights Plan is designed to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide all shareholders with an equal opportunity to participate in the bid.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


13.      STOCK OPTIONS

         Under the CP Ships Employee Stock Option Plan ("ESOP") and Directors Stock Option Plan ("DSOP") options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and expires ten years after the grant date.

Transition of CPL Option Plan

         On the effective date of the Plan of Arrangement described in note 1, outstanding options under the CPL Key Employee Stock Option Plan ("KESOP") were replaced pro-rata with new options under the new option plans of the five separately-listed companies, including CP Ships. Accompanying stock appreciation rights ("SARs") equivalent to one-half of the number of shares under option were replaced in a similar manner. An SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date over the related option price. Former CPL employees' options over CP Ships shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date. SARs may be exercised no earlier than three years and no later than ten years after the grant date.

         Where an option has been exercised by a former CPL employee as to one-half the number of shares to which it relates, any further exercises reduce the number of SARs granted on a one-for-one basis. At all times, the exercise of an SAR reduces the number of shares under an option on a one-for-one basis.

         In the event of a change in control of CP Ships, all outstanding options and SARs under all plans become immediately exercisable.

         At 31st December 2001, 2,453,429 shares (2000 and 1999: nil) were available for the granting of future options under the stock option plans out of the 6,158,000 currently authorized.

         Details of the stock options outstanding are as follows:

------------------------------------------------- --------------------------------------------------------------------
                                                         2001              2001      2000 and 1999     2000 and 1999
                                                                       Weighted                             Weighted
                                                                        Average                              Average
                                                    Number of    Exercise Price          Number of    Exercise Price
                                                      Options       $ Per Share            Options       $ Per Share
------------------------------------------------- ------------- ----------------- ------------------ -----------------

Outstanding at beginning of the year                        -                 -                  -                 -
Granted to former CPL employees under
   the Plan of Arrangement                            548,983             4.052                  -                 -
Granted under:
   ESOP                                             3,116,000             7.840                  -                 -
   DSOP                                                48,000             7.840                  -                 -
Exercised                                             (51,051)            4.250                  -                 -
Cancelled                                              (8,412)            4.141                  -                 -
                                                  ------------- ----------------- ------------------ -----------------
Outstanding at the end of the year                  3,653,520             7.332                  -                 -
                                                  ------------- ----------------- ------------------ -----------------

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


13.      STOCK OPTIONS (Continued)

         Details as at 31st December 2001 (none outstanding at 31st December 2000 and 31st December 1999) of the stock options outstanding by year of expiry were as follows:

----------------------------------------------------------------------------------------------------------------------
Year of                               2001               2001              2001              2001               2001
                                                                       Weighted                     Weighted Average
                                                     Exercise           Average                       Exercise Price
                                 Number of        Price Range    Exercise Price            Number        $ Per Share
Expiry                             Options        $ Per Share       $ Per Share       Exercisable
------------------------------ -------------- ----------------- ----------------- ----------------- ------------------
2002                                 6,904              2.491             2.491             6,904              2.491
2003                                35,763      2.695 - 3.040             2.979            35,763              2.979
2004                                23,481              2.849             2.849            23,481              2.849
2005                                42,011      3.219 - 3.270             3.221            42,011              3.221
2006                                     -                  -                 -                 -                  -
2007                                75,206      4.842 - 5.097             4.845            75,206              4.845
2008                                 9,400      4.529 - 5.493             4.852             9,400              4.852
2009                               137,445              4.075             4.075           137,445              4.075
2010                               159,310      4.235 - 5.231             4.297           159,310              4.297
2011                             3,164,000              7.840             7.840                 -                  -
                               -------------- ----------------- ----------------- ----------------- ------------------
                                 3,653,520      2.491 - 7.840             7.332           489,520              4.046
                               -------------- ----------------- ----------------- ----------------- ------------------

         During 2001, $0.7 million was charged to compensation expense for SAR's, and $0.2 million was credited to common share capital for options exercised.

14.      CHANGES IN NON-CASH WORKING CAPITAL BALANCES


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Decrease/(increase) in current assets:
Accounts receivable                                                              26            (86)            (50)
Prepaid expenses                                                                 (6)            (6)             (5)
Inventory                                                                         2             (5)             (5)
                                                                         -------------- --------------- --------------
                                                                                 22            (97)            (60)
(Decrease)/increase in current liabilities
Accounts payable and accrued liabilities                                        (25)            72              (7)
Decrease/(increase) in non-cash working capital balances from the acquisition
   and sale of business and joint ventures                                        -            (24)             (4)
Decrease/(increase) in non-cash working capital balances transferred in from
   shipping-related affiliates prior to spin-off (note 1)                         9              -               -
Other changes in non-cash working capital balances                                1             12             (20)
                                                                         -------------- --------------- --------------
Total                                                                          $  7           $(37)           $(91)
                                                                         -------------- --------------- --------------

15.      EARNINGS PER SHARE

         Basic and diluted earnings per share are shown on the income statement. Basic and diluted earnings per share have been calculated using net income available to common shareholders divided by 79.3 million and 79.9 million shares respectively for 2001 and 79.1 million and 79.2 million shares respectively for 2000 and 1999.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


15.      EARNINGS PER SHARE (Continued)

         The basic and diluted earnings per share figures for 2000 and 1999 have been restated as if the shares and options outstanding at the spin-off date (note 1) had been in place for 2000 and 1999.


----------------------------------------------------------------------------------------------------------------------
Millions of shares                                                             2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Weighted average number of common shares outstanding
  -- basic earnings per share                                                    79.3           79.1            79.1
Effect of dilutive securities-- stock options                                     0.6            0.1             0.1
                                                                         -------------- --------------- --------------
Weighted average number of common shares outstanding
  -- diluted earnings per share                                                  79.9           79.2            79.2
                                                                         -------------- --------------- --------------

16.      RELATED PARTY TRANSACTIONS

         Container shipping operating expenses included $90 million for 2001 (2000: $127 million, 1999: $110 million) in relation to services provided by parties who were related at the times of the transactions, mainly inland transportation costs paid to Canadian Pacific Railway, which charges were established on normal commercial terms. There were dividends on preference shares paid to a former affiliated company amounting to $3 million in 2001 (2000: $2 million, 1999: $0).

         Forward foreign currency exchange contracts referred to in note 11 included contracts with CPL. As at 31st December 2001, CP Ships had no such contracts with any affiliated companies (2000: $47 million, 1999: $92 million). As at 31st December 2001, the unrealized gain/loss on these contracts not recognized in income was $0 (31st December 2000: unrealized gain/loss $0, 31st December 1999: unrealized gain $7 million).

17.      CONTINGENT LIABILITIES

         At 31st December 2001 CP Ships had bank and other guarantees given in the normal course of business of $1 million (2000: $4 million, 1999: $2 million).

         During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. Two actions totalling approximately Belgian Francs 3,876 million ($87 million) were initiated in Belgium in 1999 against CP Ships and certain of its subsidiaries relating to termination of contracts for stevedoring and related services. One action for Belgian Francs 298 million ($7 million) was withdrawn in January 2002 at no cost to CP Ships. CP Ships intends to defend vigorously the remaining action. CP Ships and its subsidiaries do not believe they will incur any liability in this action and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

18.      COMMITMENTS

(a)      Capital expenditures

         CP Ships has capital commitments at 31st December 2001 of $395 million, principally in respect to shipbuilding contracts, of which $225 million falls due in 2002 and $170 million in 2003.

(b)      Operating leases

         CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


18.      COMMITMENTS (Continued)

(b)      Operating leases (continued)

         Rent expense under operating leases:


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Ships                                                                           308            308             221
Containers                                                                      132            124              76
Other                                                                            18             17              12
                                                                         -------------- --------------- --------------
                                                                               $458           $449            $309
                                                                         -------------- --------------- --------------

         CP Ships has commitments under operating leases, including obligations under time charters which include certain ship operating expenses, and under long-term bareboat charters, two of which expire in 2008 and two in 2012. The commitments in each of the next five years and thereafter are:


2002                                                                                                            203
2003                                                                                                             93
2004                                                                                                             62
2005                                                                                                             46
2006                                                                                                             32
2007 and thereafter                                                                                             149
                                                                                                             ---------
                                                                                                               $585
                                                                                                             ---------


19.      PENSIONS

         CP Ships operates a number of defined contribution and defined benefit pension plans throughout the world.

         Defined benefit plans are based principally on years of service and compensation levels near retirement. Annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities.

         Net benefit plan expense for each year for such defined benefit plans includes the following components:

----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Service cost-- benefits earned during the year                                   1              1               1
Interest cost on projected benefit obligation                                     4              5               3
Expected return on pension fund assets                                           (4)            (5)             (4)
Amortization of transition asset                                                  -             (1)              -
Recognized net actuarial loss                                                     4              -               -
Amount not recognized due to limitation                                          (3)             1               1
                                                                         -------------- --------------- --------------
Net benefit plan exercise                                                      $  2           $  1            $  1
                                                                         -------------- --------------- --------------

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


19.      PENSIONS (Continued)

         Information about changes in CP Ships' defined benefit plans is as follows:


---------------------------------------------------------------------------------------------------------------------
                                                                                             2001            2000
-------------------------------------------------------------------------------------- --------------- --------------

Change in benefit obligation

Benefit obligation at start of year                                                            85              57
Effect of change in accounting policy                                                           -               2
Service cost                                                                                    1               1
Interest cost                                                                                   4               5
Amendments                                                                                     (2)              -
Plan participants' contributions                                                                -               1
Actuarial loss/(gain)                                                                         (16)              6
(Settlement)/acquisition                                                                      (38)             21
Benefits paid                                                                                  (1)             (7)
Exchange rate fluctuation                                                                      (1)             (1)
                                                                                       --------------- --------------
Benefit obligation at end of year                                                             $32             $85

Change in plan assets
Fair value of assets at start of year                                                          83              62
Actual return on  plan assets                                                                 (21)              6
(Settlement)/acquisition                                                                      (38)             19
Employer contributions                                                                          2               3
Plan participants' contributions                                                                -               1
Benefits paid                                                                                  (1)             (7)
Exchange rate fluctuation                                                                       -              (1)
                                                                                       --------------- --------------
Fair value of plan assets at end of year                                                      $25             $83
                                                                                       --------------- --------------

         Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Funded status                                                                    (7)            (2)              5
Unrecognized transition asset                                                     -             (1)             (1)
Unrecognized net actuarial loss                                                   8              5               2
Unrecognized prior service cost                                                  (2)             -               -
Amount not recognized due to limitation                                          (2)            (5)             (6)
                                                                         -------------- --------------- --------------

(Accrued) benefit cost                                                          $(3)           $(3)             $-
                                                                         -------------- --------------- --------------

Weighted-average assumptions as of 31st December
Discount rate                                                                   6.5%           6.7%            7.1%
Expected return on plan assets                                                  7.2%           6.9%            7.0%
Rate of compensation increase                                                   4.9%           4.6%            4.5%


         CP Ships also has defined contribution plans. The net expense for such plans was $4 million in both 2001 and 2000 and $3 million in 1999.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


20.      SEGMENT INFORMATION

         CP Ships provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

         CP Ships manages its business by aggregating its container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, CP Ships havs five reportable segments.

         Revenue and all operating expenses are either directly related to the activity in a segment or are centrally managed and are allocated across the segments.

         CP Ships does not analyze or manage its assets by segment and consequently no segmented analysis of assets is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of CP Ships' revenue.


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------

Revenues
TransAtlantic                                                                 1,323          1,406             977
Australasia                                                                     549            574             547
Latin America                                                                   244            242             137
Asia                                                                            435            337             154
Other                                                                            95             86              63
                                                                         -------------- --------------- --------------
Total Revenues                                                               $2,646         $2,645          $1,878
                                                                         -------------- --------------- --------------

Expenses
TransAtlantic                                                                 1,244          1,317             936
Australasia                                                                     520            551             511
Latin America                                                                   216            224             141
Asia                                                                            448            317             149
Other                                                                            79             72              52
                                                                         -------------- --------------- --------------
Total Expenses                                                                2,507         $2,481          $1,789
                                                                         -------------- --------------- --------------

Operating Income before exceptional charges
TransAtlantic                                                                    79             89              41
Australasia                                                                      29             23              36
Latin America                                                                    28             18              (4)
Asia                                                                            (13)            20               5
Other                                                                            16             14              11
                                                                         -------------- --------------- --------------
Total Operating Income before exceptional charges                            $  139         $  164          $   89
                                                                         -------------- --------------- --------------

         "Other" includes smaller regional markets, terminal operations and services ancillary to container shipping.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


20.      SEGMENT INFORMATION (Continued)

         Depreciation included in expenses:


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
TransAtlantic                                                                    44             40              30
Australasia                                                                       6              8               8
Latin America                                                                     5              3               2
Asia                                                                              8              4               2
Other                                                                            11              5               5
                                                                         -------------- --------------- --------------
Total                                                                           $74            $60             $47
                                                                         -------------- --------------- --------------

         Geographical analysis of capital assets and goodwill:


----------------------------------------------------------------------------------------------------------------------
                                                                               2001           2000            1999
------------------------------------------------------------------------ -------------- --------------- --------------
Canada                                                                           36             35              40
United States                                                                    85             37              12
Other Countries                                                                  57             43              36
Ships(1)                                                                        526            311             111
Containers(1)                                                                    91            110             156
Goodwill(1)                                                                     510            531             461
                                                                         -------------- --------------- --------------
                                                                             $1,305         $1,067            $816
                                                                         -------------- --------------- --------------


(1) None of the ships, containers or goodwill are located in a particular country.


21.      AMERICANA SHIPS JOINT VENTURE

         In January 1999, CPSHI completed the formation of a joint venture with TMMsa (see note 6).

         CPSHI's share of the American Ships joint venture assets and the result for the year to 31st December 1999 are summarized below:


Balance sheet
   Current assets                                                                                              127
   Long term assets                                                                                            153
                                                                                                        --------------
                                                                                                              $280
                                                                                                        --------------
   Short term liabilities                                                                                      142
   Long term liabilities                                                                                        53
   Equity                                                                                                       85
                                                                                                        --------------
                                                                                                              $280
                                                                                                        --------------
Statement of Earnings
   Operating revenue                                                                                           502
   Operating expenses                                                                                         (518)
                                                                                                        --------------
Loss for the year                                                                                             $(16)
                                                                                                        --------------

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


21.      AMERICANA SHIPS JOINT VENTURE (Continued)


Statement of Cash Flows
Cash flows resulting from:
   Operating activities                                                                                         (8)
   Financing activities                                                                                         46
   Investing activities                                                                                        (35)
                                                                                                        --------------
Increase in cash resources                                                                                    $  3
                                                                                                        --------------


22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

Summary of differences

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from United States generally accepted accounting principles ("US GAAP"). The material differences are described below along with their effect on CP Ships' Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow.

(a)      Change in accounting policy -- dry docks

         The effect of a change in accounting policy for dry dock costs in 2000 has been reflected by retrospectively restating the previous years' Canadian GAAP financial statements. Under US GAAP, the cumulative effect of this change has been reported in the 2000 income statement.

         The effect of this change in 2000 on income before cumulative effect of change in accounting principles and on net income as determined in accordance with US GAAP was an increase to net income of $6 million, and an increase in basic earnings per share of $0.08. If the defer and amortize method had been applied retroactively for US GAAP the 1999 basic earnings per common share would have increased by $0.03 from the amounts presented in the US GAAP reconciliation in note 22(1).

(b)      Derivative financial instruments

         During normal course of business, CP Ships is exposed to foreign currency risk due to the payment of certain operating expenses in currencies other than CP Ships' functional currency. The most significant non-US currency exposures are in Canadian dollars, Euros and British pounds. CP Ships makes use of derivative instruments to limit this risk.

         CP Ships enters into contracts as it deems appropriate to hedge some or all of its anticipated net currency exposures. Under Canadian GAAP, CP Ships accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

         Prior to 1st January 2001 for United States reporting under FASB Statement No. 52, "Foreign Currency Translation," gains and losses on forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments were recognized in income as they arose. Effective 1st January 2001, CP Ships adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and 138 and as interpreted by the Derivatives Implementation Group, for the purposes of presenting US GAAP financial information.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(b)      Derivative financial instruments (continued)

         FAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated and committed as part of a hedge transaction and, if it is, the type of hedge transaction. CP Ships uses various derivative instruments, which are designated and documented as cash flow hedges, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to CP Ships, and under Canadian GAAP payments or receipts under these contracts are recognized in income concurrently with the hedged transaction and the fair values of the outstanding contracts are not reflected in the financial statements.

         CP Ships' forward exchange contracts that do not qualify for hedge accounting under US GAAP have been marked-to-market through earnings.

         CP Ships evaluates contracts for "embedded" derivatives, and considers whether any embedded derivatives have to be separated from the host contracts in accordance with FAS 133. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

         CP Ships offers to certain of its customers the option to pay trade receivables in either US Dollars or the local currency of the respective customer. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair market value and recording a liability with the offset to net income. Prior to the implementation of FAS 133 for the purposes of presenting US GAAP information on 1st January 2001, no revaluation was made and the gain or loss was recognized upon settlement.

         The cumulative effect of the adoption of FAS 133 at 1st January 2001 was to reduce net income before taxes under US GAAP by approximately $4 million. Application of FAS 133 to the calculation of US GAAP financial information results in the recording of pre-tax gains of $2 million for the year ended 31st December 2001.

(c)      Acquisition integration and reorganization costs

         There are differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, under US GAAP certain of these costs are charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge.

(d)      Employee future benefits -- pension costs

         Effective 1st January 2000, CP Ships adopted prospectively, without restating prior years, the provisions of the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") under CICA 3461. This eliminated most differences between Canadian and US GAAP with respect to accounting for employee future benefits including pension costs.

     Prior to 2000, the principal difference between Canadian and US GAAP in accounting for pension costs was the choice of discount rate used for computing the benefit obligation and the service and interest cost components of net periodic pension expense. Under Canadian GAAP, the discount rate used represented management's best

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(d)      Employee future benefits-- pension costs (continued)

estimate of the long-term rate of return on pension fund assets, whereas under US GAAP the discount rate reflects the rate at which pension benefits can be effectively settled at the date of the financial statements.

(e)      Income taxes

         Effective 1st January 2000, CP ships adopted, without restating prior years, the new CICA 3465, with respect to accounting for income taxes. Although now broadly the same as US GAAP, the new Canadian method uses substantively enacted, rather than enacted only, tax rates to calculate future taxes. Except for the potential difference in the tax rates to be adopted, there are no significant differences from the year 2000 between Canadian and US GAAP with respect to accounting for income taxes.

         Prior to 2000, CP Ships followed the Canadian method of accounting for income taxes, described as the deferral method, which focused on differences arising between financial statement income and taxable income. The method followed under US GAAP, described as the liability method, focuses on differences between the book and tax value of assets and liabilities.

(f)      Goodwill charges

         Under Canadian GAAP goodwill charges net of any tax effects are reported separately as a deduction from income after tax, whereas US GAAP requires goodwill charges to be reported within operating expenses and consequently they are included in the determination of operating income. Amortization expense for the years ended 31st December 2001, 2000 and 1999 under US GAAP were $14 million, $16 million and $14 million respectively.

(g)      Impairment of long-lived assets including goodwill

         Under both Canadian and US GAAP, when factors indicate a possible impairment in capital assets or goodwill, recoverability is assessed based upon a cash flow analysis. Under Canadian GAAP, the cash flow analysis includes interest expense, whereas under US GAAP interest expense is excluded. Under Canadian GAAP, an impairment loss is recognized to the extent that the asset's carrying amount exceeds its net recoverable amount. Under US GAAP, an impairment loss is measured as the amount the carrying value exceeds the fair value of the asset. No impairment losses have been recognized by CP Ships under either Canadian or US GAAP.

(h)      Stock based compensation

         In 2001, CP Ships established stock based compensation plans, as described in note 13. Under Canadian GAAP, compensation expense is not recognized for stock options or the issuance of shares to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized. For US GAAP under APB 25, the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees is recognized as compensation expense.

(i)      Comprehensive income

         US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

Comprehensive income (continued)


Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments. A statement of comprehensive income under US GAAP for each of the years ended 31st December 2001, 2000 and 1999 is shown in note 22 (m).

(j)      Incorporated joint ventures

         US GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, the balance sheet and statements of income and cash flow for 1999 have not been adjusted to restate the accounting for the Americana Ships joint venture under US GAAP. Additional information concerning CP Ships' interest in joint ventures is presented in note 21.

(k)      Ship leases

         Under Canadian GAAP, certain ship charters as disclosed within note 18 are accounted for as operating leases. Under US GAAP, these ships are chartered from special purpose entities which would be consolidated. This would result in assets and liabilities, expenses and cash flows relating to these ships being reported in the financial statements. The US GAAP information as at 31st December 2001, 2000 and 1999 has been changed to reflect these amounts. The impact on US GAAP earnings for the years ended 31st December 2001, 2000 and 1999 is not material as the decrease in the charter hire expense of $21 million is offset by an increase in interest and depreciation of $13 million and $8 million, respectively for each of the three years. The impact on US GAAP shareholders' equity is an $8 million reduction for each of the three years ended 31st December 2001. This comprises an increase in capital assets of $160 million (2000 -- $168 million, 1999 -- $175 million), an increase in long-term debt of $165 million (2000 -- $173 million and 1999 -- $180 million) and an increase in accrued interest of $3 million (2000 -- $3 million and 1999 -- $3 million). Cash flows from operations would be increased and cash flows from financing activities would be decreased by $8 million in each of the three years ended 31st December 2001.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)


22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(l)  Statements of consolidated income and equity

     The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

                                                       Year ended 31st December

             (US$ millions except amounts per share)                      2001      2000     1999
             ---------------------------------------                      ----      ----     ----
          Net income-- Canadian GAAP                                        76       135       60
          US GAAP adjustments
            Dry dock accounting policy change                               --        --       (2)
            Derivative financial instruments                                 2        --       --
            Unrealized gain/(loss) on foreign exchange contracts            --        (5)       6
            Acquisition-related costs                                       (3)      (15)     (12)
            Pension costs                                                   (3)        3        1
            Deferred income taxes                                           --        (4)      (1)
            Stock based compensation                                        (8)       --       --
            Tax effect of US GAAP adjustments                               --        --       --
                                                                          ----     -----     ----
          Income-- US GAAP before cumulative effect of accounting
            changes                                                         64       114       52
            Cumulative effect of change in dry dock accounting policy       --        19       --
            Cumulative effect of adoption of FAS 133                        (4)       --       --
                                                                          ----     -----     ----
          Net income-- US GAAP                                              60       133       52
          Other Comprehensive income
            Foreign currency translation adjustments                        (2)       (2)      (2)
                                                                          ----     -----     ----
          Comprehensive income-- US GAAP                                  $ 58     $ 131     $ 50
                                                                          ----     -----     ----
          Earnings per common share basic ($ per share)*
          Canadian GAAP                                                   $0.92    $1.68     $0.76
          US GAAP
            Income before cumulative effect of accounting changes         $0.77    $1.42     $0.66
            Cumulative effect of accounting changes                      $(0.05)   $0.24     $ --
                                                                           ----     -----     ----
          Basic earnings per common share after cumulative effect of
            accounting changes                                            $0.72    $1.66     $0.66
                                                                          ----     -----     ----
          Earnings per common share diluted ($ per share)*
          Canadian GAAP                                                   $0.91    $1.68     $0.76
          US GAAP
            Income before cumulative effect of accounting changes         $0.76    $1.41     $0.66
            Cumulative effect of accounting changes                      $(0.05)   $0.24     $ --
          Diluted earnings per common share after cumulative effect of
            accounting changes                                            $0.71    $1.65     $0.66
                                                                          =====    =====     =====


*Earnings per Common Share is calculated after deduction of preference share dividends.


CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (continued)

(l)  Statements of consolidated income and equity (continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

                                                                                                   Year ended 31st December

                         (US$ millions)                               2001       2000      1999
                         --------------                               ----       ----      ----
          Equity-- Canadian GAAP                                      1,100       1,099       649
          US GAAP adjustments
            Dry dock accounting policy change                            --          --       (19)
            Derivative financial instruments                             (2)         --        --
            Unrealized gain/(loss) on foreign exchange contracts         --          --         5
            Acquisition-related costs                                   (41)        (38)      (23)
            Pension costs                                                 3           6         3
            Ship leases                                                  (8)         (8)       (8)
            Deferred income taxes                                        --          --         4
            Tax effect of US GAAP adjustments                            --          --        --
                                                                    -------     -------     -----
          Equity-- US GAAP                                          $ 1,052     $ 1,059     $ 611
                                                                    =======     =======     =====

(m)  Additional US GAAP disclosures

     Additional US GAAP disclosures are set out below.

Accounts receivable

                                                                                                   Year ended 31st December

                                            2001    2000     1999
                                            ----    ----     ----
               Trade receivables             254     283     221
               Third-party agents             42      31      35
               Other receivables              70      78      50
                                            ----    ----    ----
               Total accounts receivable    $366    $392    $306
                                            ====    ====    ====

Trade and other payables

                                                                                                   Year ended 31st December

                                                                 2001    2000    1999
                                                                 ----    ----    ----
               Trade payables                                     174     153      45
               Accrued operating expenses                         246     262     274
               Third-party agents                                  17      16      28
               Other payable and accrued liabilities               68      66      68
                                                                 ----    ----    ----
               Total accounts payable and accrued liabilities    $505    $497    $415
                                                                 ====    ====    ====


Restructuring

     CP Ships recorded a $19 million restructuring charge related to rationalizing organization and offices, mostly in North America and Europe to improve efficiency, reduce costs and strengthen competitive positioning. The charge is comprised $10 million in employee related charges, and $9 million in office lease related charges and is shown as a separate operating expense line within the statements of income. The employee related charges

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)


(m)  Additional US GAAP disclosures (continued)

represent severance and related benefits such as outplacement counselling, certain legal costs, vacation and medical coverage for terminated employees. The restructuring is expected to be complete by 31st December 2002.

     The restructuring plan identified a number of offices to be closed in various cities. The office lease related charges include the additional cost of leased office space that will no longer be occupied as well as costs required to terminate existing lease obligations.

     The following table presents a rollforward of 2001 activity related to the restructuring charges.

                                       Reserve as at                               Reserve as at
                                      31st December                            31st December
                                           2000        Pre-tax charge   Payments       2001
                                           ----        --------------   --------       ----
          Employee related charges              --           10           (3)            7
          Office lease related charges          --            9           (2)            7
                                            ------          ---          ---           ---

          Total                             $   --          $19          $(5)          $14
                                            ======          ===          ===           ===

Stock-based compensation

     Under the CP Ships Employee Stock Option Plan ("ESOP") and the Directors Stock Option Plan ("DSOP") options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date.

     CP Ships applies the intrinsic value method in accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 23, "Accounting for Stock-Based Compensation", net income and net income per share would have changed to the pro forma amounts indicated below. CP Ships had no stock based compensation prior to 2001:

                     (US$ millions, except per share amounts)        2001
                     ----------------------------------------        ----
                    Net income-- as reported                        $   60
                    Pro forma net income                            $   53
                    Pro forma earnings per share-- basic            $ 0.63
                    Pro forma earnings per share-- diluted          $ 0.63
                                                                    ======

     The weighted average number of shares in issue used in the above table is given in Note 15.

     The fair value of each employee grant is estimated on the date of the grant using the Black-Scholes option-pricing method with the following weighted-average assumptions used for grants made during the year ended 31st December 2001:

                                                              2001
                                                              ----
                         Expected option term (years)           5
                         Expected volatility                   30%
                         Risk free interest rate              3.8%
                         Dividend yield                       2.0%
                                                             ====

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (continued)

(m)   Additional US GAAP disclosures (continued)

Goodwill

     Goodwill and accumulated amortization as at 31st December 2001, 2000 and 1999:

                                                          2001          2000          1999
                                                          ----          ----          ----
                    Goodwill                               538           541           463
                    Less accumulated amortization          (68)          (54)          (38)
                                                         -----         -----         -----
                    Net Goodwill                         $ 470         $ 487         $ 425
                                                         =====         =====         =====






Pensions

     Information about CP Ships' defined benefit pension plans required in accordance with FASB Statement No. 132 "Employers' Disclosures about Pension and Other Post retirement Benefits" is as follows:

                                                                          2001         2000         1999
                                                                          ----         ----         ----
                    Change in benefit obligation
                    Benefit obligation at beginning of year                 85           59           72
                    Service cost                                             1            1            1
                    Interest cost                                            4            5            4
                    Plan participants' contributions                        --            1            1
                    Actuarial (gain)/loss                                  (16)           6            2
                    Acquisitions                                            --           21            1
                    Amendment                                               (2)          --           --
                    Disposals                                               --           --          (19)
                    Settlements                                            (38)          --           --
                    Benefits paid                                           (1)          (7)          (3)
                    Exchange Rate Fluctuation                               (1)          (1)          --
                                                                          ----         ----         ----
                    Benefit obligation at end of year                     $ 32         $ 85         $ 59
                                                                          ----         ----         ----
                    Change in plan assets
                    Fair value of plan assets at beginning of year          83           62           82
                    Actual return on plan assets                           (21)           6            3
                    Employer contributions                                   2            3            1
                    Plan participants' contributions                        --            1            1
                    Settlements                                            (38)          --           --
                    Acquisitions                                            --           19           --
                    Disposals                                               --           --          (22)
                    Benefits paid                                           (1)          (7)          (3)
                    Exchange Rate fluctuations                              --           (1)          --
                                                                          ----         ----         ----
                    Fair value of plan assets at end of year              $ 25         $ 83         $ 62
                                                                                       ====         ====
                    Funded status                                           (7)          (2)           3
                    Unrecognised transition (asset)/obligation              --           (1)          (1)
                    Unrecognised net actuarial (gain)/loss                   8            5           (1)
                    Unrecognised prior service cost                         (2)          --           --
                                                                          ----         ----         ----
                    (Accrued)/prepaid benefit cost                        $ (1)        $  2         $  1
                                                                          ====         ====         ====

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (continued)

(m)  Additional US GAAP disclosures (continued)

                                                                            2001           2000         1999
                                                                            ----           ----         ----
                    Components of net periodic benefit cost
                    Service cost                                                1            1             1
                    Interest cost                                               4            5             3
                    Expected return on assets                                  (4)          (5)           (4)
                    Settlement cost on disposal                                 3           --            --
                                                                              ---          ---          ----
                    Net periodic benefit cost                                 $ 4          $ 1          $ --
                                                                              ===          ===          ====
                    Weighted-average assumptions as of 31st December
                    Discount rate                                             6.5%         6.7%          6.8%
                    Expected return on plan assets                            7.2%         6.9%          6.9%
                    Rate of compensation increase                             4.9%         4.6%          4.5%
                                                                              ===          ===          ====

Software development costs

     Software development costs are capitalized in accordance with SOP 98-1, "Accounting for the costs of Computer Software Developed or obtained for internal use". At 31st December 2001, 2000 and 1999 the net book value of software development costs included within computer hardware and software was $86 million, $36 million and $10 million respectively.


Allowance for bad debts

     The allowance for bad debts as at 31st December 2001, 2000 and 1999 was $14 million, $22 million and $12 million respectively.

(n)  Recent US GAAP pronouncements

     On 20th July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," which are required to be implemented with effect from 1st July 2001 and 1st January 2002 respectively. FAS 141 requires that all business combinations be accounted for by the purchase method. FAS 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested at least annually for impairment. The requirements of both statements apply prospectively from the effective date for the purposes of presenting US GAAP financial information. CP Ships has not yet determined what effect, if any, the impairment test will have on its financial position and results of operations. The impact of not amortizing goodwill for the year ended 31st December 2001, 2000 and 1999 would have been to increase net income reported under US GAAP before the cumulative effect of accounting changes by $14 million, $16 million and $14 million, respectively, and earnings per share by $0.18, $0.20 and $0.18, respectively.

     FASB Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," was issued in July 2001. This standard will be effective for CP Ships' fiscal year beginning after 1st January 2002; however, early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalized into the asset cost at the time of

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (continued)

(n)  Recent US GAAP pronouncements (continued)

initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The requirements of this statement will be reflected as a cumulative effect adjustment to income for the purposes of presenting US GAAP financial information. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

     FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued on 3rd October 2001 and will be effective for CP Ships' fiscal year beginning 1st January 2002. The objectives of FAS 144 are to create a single accounting model, based on the framework established in FAS 121, for long-lived assets including segments of a business to be disposed of by sale, whether previously held and used or newly acquired. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

23.  SUBSEQUENT EVENTS

     On 30th May 2002 CP Ships entered into an agreement to purchase all of the issued and outstanding shares of Italia di Navigazione S.p.A. and in its sales agencies in Canada, Italy, Spain and Venezuela or certain assets thereof, for US$40 million.

     On 3rd July 2002 CP Ships completed the issue of 8.5 million new common shares at C$15.00 (US$9.93) for approximate net proceeds after deduction of offering expenses of $77 million. The closing was concurrent with the closing of an offering of $200 million aggregate principal amount unsecured ten-year Senior Notes at 10-3/8% and at a price of 97.722% (the "Notes"). Net proceeds from the Senior Notes after deduction of offering expenses was $187 million.

     On 9th July 2002 CP Ships completed the issue of a further 1.1 million new common shares for additional net proceeds of approximately $11 million.

     On 6th August 2002 CP Ships completed the purchase of all of the issued and outstanding shares of Italia di Navigazione S.p.A. and in its sales agencies in Canada, Italy and Spain or certain assets thereof, for US$40 million.

     On 29th August 2002, CP Ships closed on the purchase of four ice-strengthened container ships, which were previously bareboat chartered, for $181 million.

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS

     The obligations of CP Ships under the Notes have been jointly and severally, fully and unconditionally guaranteed by wholly owned subsidiaries, CP Ships (UK) Limited ("CP Ships (UK)"), Lykes Lines Limited, LLC ("Lykes LLC"), and TMM Lines Limited, LLC ("TMM LLC") (the "Subsidiary Guarantors").

     The following tables set out condensed consolidating balance sheets of CP Ships as at 31st December 2001, 2000 and 1999 and condensed consolidating statements of income and cash flow for the years ended 31st December

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)


2001, 2000 and 1999 which contain separate financial information relating to the Subsidiary Guarantors, except that Subsidiary Guarantor information as at and for the year ended 31st December 1999 includes only information with respect to CP Ships (UK) and does not include information with respect to Lykes LLC or TMM LLC, which were not wholly owned by CP Ships at the time and therefore would not have been available to provide a guarantee. Subsidiary Guarantor information as at and for the years ended 31st December 2001 and 2000 includes information with respect to all Subsidiary Guarantors in the aggregate. Under the terms of the Plan of Arrangement described in Note 1, CP Ships (UK) acquired the business and assets of ANZDL, Canada Maritime and Cast from a fellow subsidiary. Accordingly the guarantor information for CP Ships
(UK) has been prepared as if CP Ships (UK) had owned these businesses since 1st January 1999. A reconciliation from Canadian GAAP to US GAAP financial statements has been presented for each period. See note 22 for a discussion of the significant US GAAP differences as they apply to CP Ships.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)


Supplemental Consolidating Statements of Income

                                                   Year ended 31st December 2001
                                                   -------------------------------
                                                CP Ships    Subsidiary       Other                     Consolidated
                    ($ millions)                Limited     Guarantors   Subsidiaries    Eliminations     Totals
                    ------------                -------     ----------   ------------    ------------     ------
          Canadian GAAP
          Revenues
          Container shipping operations            --          2,655          287           (296)         2,646
          Expenses
          Container shipping operations            --          2,165          199           (296)         2,068
          General and administrative               --            324           35              4            363
          Depreciation                             --             44           37             (7)            74
          Currency exchange loss                   --              1            1             --              2
          Gain on disposal of capital
            assets                                 (7)            --           --              7             --
                                               ------         ------         ----         ------         ------
                                                   (7)         2,534          272           (292)         2,507
          Operating income before
            exceptional charges                     7            121           15             (4)           139
          Spin-off related items                   --             --          (17)            --            (17)
          Unusual charges                          --             (8)         (11)            --            (19)
                                               ------         ------         ----         ------         ------
                                                   --             (8)         (28)            --            (36)
          Operating income                          7            113          (13)            (4)           103
          Interest income/(expense),
            net                                     3              6           (9)            --             --
                                               ------         ------         ----         ------         ------
          Income before income
            tax                                    10            119          (22)            (4)           103
          Income tax expense                       --             (6)          (6)            --            (12)
                                               ------         ------         ----         ------         ------
          Income before goodwill
            charges and minority
            interest                               10            113          (28)            (4)            91
          Minority interest                        --             --            1             --              1
                                               ------         ------         ----         ------         ------
          Income before goodwill
            charges                                10            113          (27)            (4)            92
          Goodwill charges, net of tax             --            (16)          --             --            (16)
                                               ------         ------         ----         ------         ------
          Income before income from
            subsidiaries                           10             97          (27)            (4)            76
          Income from subsidiaries                 67            (13)          97           (151)            --
                                               ------         ------         ----         ------         ------
          Net income                               77             84           70           (155)            76
          Dividends on preference
            shares                                 (3)            --           --             --             (3)
                                               ------         ------         ----         ------         ------
          Net income available to
            common shareholders                    74             84           70           (155)            73
                                               ======         ======         ====         ======         ======
          Net income -- Canadian
            GAAP                                   77             84           70           (155)            76
          US GAAP adjustments(1)
            Derivative financial
              instruments                          --              2           --             --              2
            Acquisition-related costs              --             (3)          --             --             (3)
            Pension costs                          --             --           (3)            --             (3)
            Stock based compensation               --             (7)          (1)            --             (8)
                                               ------         ------         ----         ------         ------
          Income-- US GAAP before
            cumulative effect of
            accounting changes                     77             76           66           (155)            64
                                               ------         ------         ----         ------         ------
            Cumulative effect of
              adoption of FAS 133                  --             (4)          --             --             (4)
                                               ------         ------         ----         ------         ------
          Net Income-- US GAAP                     77             72           66           (155)            60
                                               ======         ======         ====         ======         ======

----------

(1)  The US GAAP differences as they apply to CP Ships are discussed in note 22.

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)

Supplemental Consolidating Statements of Income (Continued)

                                                                                    Year ended 31st December 2000

                                              CP Ships      Subsidiary      Other                      Consolidated
                 ($ millions)                 Limited       Guarantors   Subsidiaries   Eliminations      Totals
                 ------------                 -------       ----------   ------------   ------------      ------
          Canadian GAAP
          Revenues
          Container shipping operations             3          2,520          439           (317)         2,645
          Expenses
          Container shipping operations            --          2,043          278           (284)         2,037
          General and administrative                4            304           59             14            381
          Depreciation                             --             28           45            (13)            60
          Currency exchange loss                   --             12           (7)            --              5
          Gain on disposal of capital
            assets                                 --             --           (2)            --             (2)
                                               ------         ------         ----         ------         ------
                                                    4          2,387          373           (283)         2,481
          Operating income                         (1)           133           66            (34)           164
          Interest income/(expense),
            net                                     1              5           (5)            --              1
                                               ------         ------         ----         ------         ------
          Income before income
            tax                                    --            138           61            (34)           165
          Income tax expense                       --             (4)          (8)            --            (12)
                                               ------         ------         ----         ------         ------
          Income before goodwill
            charges                                --            134           53            (34)           153
          Goodwill charges, net of tax             --            (17)          (1)            --            (18)
                                               ------         ------         ----         ------         ------
          Income before income from
            subsidiaries                           --            117           52            (34)           135
          Income from subsidiaries                136              2          117           (255)            --
                                               ------         ------         ----         ------         ------
          Net income                              136            119          169           (289)           135
          Dividends on preference
            shares                                 (2)            --           --             --             (2)
                                               ------         ------         ----         ------         ------
          Net income available to
            common shareholders                   134            119          169           (289)           133
                                               ======         ======         ====         ======         ======
          Net income -- Canadian
            GAAP                                  136            119          169           (289)           135
          US GAAP adjustments(1)
            Dry dock accounting policy
              change                               --             --           --             --             --
            Derivative financial
              instruments                          --             --           --             --             --
            Unrealized loss on foreign
              exchange contracts                   --             --           (5)            --             (5)
            Acquisition-related costs              --            (15)          --             --            (15)
            Pension costs                          --              2            1             --              3
            Deferred income taxes                  --             (5)           1             --             (4)
                                               ------         ------         ----         ------         ------
          Income-- US GAAP before
            cumulative effect of
            accounting changes                    136            101          166           (289)           114
                                               ------         ------         ----         ------         ------
            Cumulative effect of change
              in dry dock accounting
              policy                               --             19           --             --             19
                                               ------         ------         ----         ------         ------
          Net Income-- US GAAP                    136            120          166           (289)           133
                                               ======         ======         ====         ======         ======

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)





Supplemental Consolidating Statements of Income (Continued)

                                                                                       Year ended 31st December 1999

                                              CP Ships      Subsidiary      Other                      Consolidated
                 ($ millions)                 Limited       Guarantors   Subsidiaries   Eliminations      Totals
                 ------------                 -------       ----------   ------------   ------------      ------
          Canadian GAAP
          Revenues
          Container shipping operations            7         1,321          692           (142)         1,878
          Expenses
          Container shipping operations           --         1,063          517           (122)         1,458
          General and administrative               4           156          121             --            281
          Depreciation                            --            28           28             (9)            47
          Currency exchange loss                  --             4           --             --              4
          Gain on disposal of capital
            assets                                --            (1)           1             (1)            (1)
                                               -----        ------         ----         ------         ------
                                                   4         1,250          667           (132)         1,789
          Operating income                         3            71           25            (10)            89
          Interest income/(expense),
            (net)                                 --             2          (11)             5             (4)
                                               -----        ------         ----         ------         ------
          Income before income
            tax                                    3            73           14             (5)            85
          Income tax expense                      --            (4)          (7)            --            (11)
                                               -----        ------         ----         ------         ------
          Income before goodwill
            charges and minority
            interest                               3            69            7             (5)            74
          Minority interest                       --            --            1             --              1
                                               -----        ------         ----         ------         ------
          Income before goodwill
            charges                                3            69            8             (5)            75
          Goodwill charges, net of tax            --           (11)          (4)            --            (15)
                                               -----        ------         ----         ------         ------
          Income before income from
            subsidiaries                           3            58            4             (5)            60
          Income from subsidiaries                72             2           58           (132)            --
                                               -----        ------         ----         ------         ------
          Net income                              75            60           62           (137)            60
          Dividends on preference
            shares                                --            --           --             --             --
                                               -----        ------         ----         ------         ------
          Net income available to
            common shareholders                   75            60           62           (137)            60
                                               =====        ======         ====         ======         ======
          Net income -- Canadian
            GAAP                                  75            60           62           (137)            60
          US GAAP adjustments(1)
            Dry dock accounting policy
              change                              --             2           (4)            --             (2)
            Unrealized gain on foreign
              exchange contracts                  --            --            6             --              6
            Acquisition-related costs             --            --          (12)            --            (12)
            Pension costs                         --            --            1             --              1
            Deferred income taxes                 --            --           (1)            --             (1)
                                               -----        ------         ----         ------         ------
          Net Income-- US GAAP                    75            62           52           (137)            52
                                               =====        ======         ====         ======         ======

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)


Supplemental Consolidating Balance Sheets

                                                                     As at 31st December 2001
                                                                     --------------------------
                                                                       CP Ships  Subsidiary     Other                   Consolidated
                     ($ millions)                                      Limited   Guarantors  Subsidiaries  Eliminations     Totals
                     ------------                                      -------   ----------  ------------  ------------    ------
          Canadian GAAP
          ASSETS
          Current assets
          Cash and cash equivalents                                          --         74          42            --           116
          Accounts receivable
            Intercompany                                                     17        620         154          (791)           --
            Trade and other receivables                                      --        280         124            --           404
          Loans to affiliated companies due within one year                  --         93         208          (301)           --
          Inventory                                                          --         10           2            --            12
                                                                          -----     ------      ------        ------        ------
                                                                             17      1,077         530        (1,092)          532
          Investments in subsidiaries                                     1,107         16       1,225        (2,348)           --
          Capital assets                                                     --        315         480            --           795
          Deferred charges                                                   --          9           5            --            14
          Goodwill                                                           --        467          43            --           510
                                                                          -----     ------      ------        ------        ------
                                                                          1,124      1,884       2,283        (3,440)        1,851
                                                                          =====     ======      ======        ======        ======
          LIABILITIES
          Current liabilities
          Accounts payable and accrued liabilities
            Intercompany                                                     10        625         156          (791)           --
            Trade and other payables                                          4        353         148            --           505
          Loans from affiliated companies due within one year                --        203          98          (301)           --
          Long-term debt due within one year                                 --         --          15            --            15
                                                                          -----     ------      ------        ------        ------
                                                                             14      1,181         417        (1,092)          520
          Long-term liabilities
          Long-term debt due after one year                                  --          1         214            --           215
          Future income taxes                                                --          2           6            --             8
          Minority interests                                                 --         --           8            --             8
                                                                          -----     ------      ------        ------        ------
                                                                             --          3         228            --           231
          Shareholders' equity
          Common share capital                                              597         20         595          (615)          597
          Share premium                                                      --        297          --          (297)           --
          Contributed surplus                                                --        430         161          (591)           --
          Retained earnings                                                 513        (48)        893          (845)          513
          Cumulative foreign currency translation adjustments                --          1         (11)           --           (10)
                                                                          -----     ------      ------        ------        ------
                                                                          1,110        700       1,638        (2,348)        1,100
                                                                          -----     ------      ------        ------        ------
                                                                          1,124      1,884       2,283         3,440         1,851
                                                                          =====     ======      ======        ======        ======
          Equity-- Canadian GAAP                                          1,110        700       1,638        (2,348)        1,100
            US GAAP adjustments(1):
            Derivative financial instruments                                 --         (2)         --            --            (2)
            Acquisition-related costs                                        --        (41)         --            --           (41)
            Pension costs                                                    --         --           3            --             3
            Ship leases                                                      --         (8)         --            --            (8)
                                                                          -----     ------      ------        ------        ------
          Equity-- US GAAP                                                1,110        649       1,641        (2,348)        1,052
                                                                          =====     ======      ======        ======        ======

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)


Supplemental Consolidating Balance Sheets (Continued)

                                                                     As at 31st December 2000
                                                                     --------------------------
                                                           CP Ships    Subsidiary       Other                     Consolidated
                     ($ millions)                          Limited     Guarantors    Subsidiaries  Eliminations      Totals
                     ------------                          -------     ----------    ------------  ------------      ------
          Canadian GAAP
          ASSETS
          Current assets
          Cash and cash equivalents                             --           82            40            --           122
          Accounts receivable
            Intercompany                                         2          276            81          (359)           --
            Trade and other receivables                         --          289           135            --           424
          Loans to affiliates and former affiliated
            companies due within one year                      116          149           116          (265)          116
          Inventory                                             --           12             2            --            14
                                                             -----       ------        ------        ------        ------
                                                               118          808           374          (624)          676
          Investments in subsidiaries                          994           28           985        (2,007)           --
          Capital assets                                        --          257           279            --           536
          Deposits on ships to be purchased                     --           --             5            --             5
          Goodwill                                              --          489            42            --           531
                                                             -----       ------        ------        ------        ------
                                                             1,112        1,582         1,685        (2,631)        1,748
                                                             =====       ======        ======        ======        ======
          LIABILITIES
          Current liabilities
          Accounts payable and accrued liabilities
            Intercompany and former affiliated
            companies                                            5          369            --          (359)           15
            Trade and other payables                            --          338           159            --           497
          Loans from former affiliated companies due
            within one year                                     --          232           119          (265)           86
          Long-term debt due within one year                    --            1            10            --            11
                                                             -----       ------        ------        ------        ------
                                                                 5          940           288          (624)          609
          Long-term liabilities
          Long-term debt due after one year                     --            2            19            --            21
          Future income taxes                                   --            1             9            --            10
          Minority interests                                    --           --             9            --             9
                                                             -----       ------        ------        ------        ------
                                                                --            3            37            --            40
          Shareholders' equity
            Common share capital                                63           20           550          (570)           63
            Share premium                                       --          349            --          (349)           --
            Preference share capital                           116           --            --            --           116
            Contributed surplus                                485          324            51          (375)          485
            Retained earnings                                  443          (54)          767          (713)          443
            Cumulative foreign currency translation
              adjustments                                       --           --            (8)           --            (8)
                                                             -----       ------        ------        ------        ------
                                                             1,107          639         1,360        (2,007)        1,099
                                                             -----       ------        ------        ------        ------
                                                             1,112        1,582         1,685        (2,631)        1,748
                                                             =====       ======        ======        ======        ======
          Equity-- Canadian GAAP                             1,107          639         1,360        (2,007)        1,099
          US GAAP adjustments(1)
            Acquisition-related costs                           --          (38)           --            --           (38)
            Pension costs                                       --           --             6            --             6
            Ship leases                                         --           (8)           --            --            (8)
                                                             -----       ------        ------        ------        ------
          Equity-- US GAAP                                   1,107          593         1,366        (2,007)        1,059
                                                             =====       ======        ======        ======        ======

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)


Supplemental Consolidating Balance Sheets (Continued)

                                                                     As at 31st December 1999
                                                                     --------------------------
                                                                CP Ships      Subsidiary       Other                   Consolidated
                     ($ millions)                               Limited       Guarantors    Subsidiaries  Eliminations     Totals
                     ------------                               -------       ----------    ------------  ------------     ------
          Canadian GAAP
          ASSETS
          Current assets
          Cash and cash equivalents                                 --               34           27              --            61
          Accounts receivable
            Intercompany                                            --               85           --             (85)           --
            Trade and other receivables                             --              216          116              --           332
          Loan to former affiliated companies due
            within one year                                         --              100           --            (100)           --
          Inventory                                                 --                5            4              --             9
                                                                   ---           ------       ------          ------        ------
                                                                    --              440          147            (185)          402
          Investments in subsidiaries                              657               17          547          (1,221)           --
          Capital assets                                            --              167          188              --           355
          Goodwill                                                  --              331          130              --           461
                                                                   ---           ------       ------          ------        ------
                                                                   657              955        1,012          (1,406)        1,218
                                                                   ===           ======       ======          ======        ======
          LIABILITIES
          Current liabilities
          Accounts payable and accrued liabilities
            Intercompany and former affiliated
              companies                                              2               72           36             (85)           25
            Trade and other payables                                --              310          105              --           415
          Loans from former affiliated companies due
            within one year                                         --               20          153            (100)           73
          Long-term debt due within one year                        --                3           11              --            14
                                                                   ---           ------       ------          ------        ------
          Long-term liabilities                                      2              405          305            (185)          527
          Long-term debt due after one year                         --                4           26              --            30
          Future income taxes                                       --                1            6              --             7
          Minority interests                                        --               --            5              --             5
                                                                   ---           ------       ------          ------        ------
                                                                    --                5           37              --            42
          Shareholders' equity
            Common share capital                                    63               20          328            (348)           63
            Share premium                                           --              373           --            (373)           --
            Contributed surplus                                    282              186           --            (186)          282
            Retained earnings                                      310              (34)         348            (314)          310
            Cumulative foreign currency translation
              adjustments                                           --               --           (6)             --            (6)
                                                                   ---           ------       ------          ------        ------
                                                                   655              545          670          (1,221)          649
                                                                   ---           ------       ------          ------        ------
                                                                   657              955        1,012          (1,406)        1,218
                                                                   ===           ======       ======          ======        ======
          Equity-- Canadian GAAP                                   655              545          670          (1,221)          649
            US GAAP adjustments(1):
            Dry dock accounting policy change                       --              (11)          (8)             --           (19)
            Unrealized gain on foreign exchange
              contracts                                             --               --            5              --             5
            Acquisition-related costs                               --               (2)         (21)             --           (23)
            Pension costs                                           --               (2)           5              --             3
            Ship leases                                             --               (8)          --              --            (8)
            Deferred income taxes                                   --                5           (1)             --             4
                                                                   ---           ------       ------          ------        ------
          Equity-- US GAAP                                         655              527          650          (1,221)          611
                                                                   ===           ======       ======          ======        ======

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)



Supplemental Consolidating Statements of Cash Flow

                                                                                                  Year ended 31st December 2001

                                                          CP Ships      Subsidiary       Other                    Consolidated
                  ($ millions)                            Limited       Guarantors    Subsidiaries  Eliminations     Totals
                  ------------                            -------       ----------    ------------  ------------     ------
          Operating Activities
          Net income                                           77            84            70          (155)           76
          Depreciation and goodwill
            charges                                            --            60            37            (7)           90
          Unusual and spin-off related
            charges                                            --             8            28            --            36
          Income from subsidiaries                            (67)           13           (97)          151            --
          Gain on disposal of capital
            assets                                             (7)           --            --             7            --
          Other                                                --            --             3            (2)            1
                                                             ----          ----          ----          ----          ----
                                                                3           165            41            (6)          203
          Decrease/(increase) in
            non-cash working capital                           17           (70)           45            15             7
                                                             ----          ----          ----          ----          ----
          Cash from operations before
            unusual and spin-off
            payments                                           20            95            86             9           210
          Unusual and spin-off payments                        --            (8)          (10)           --           (18)
                                                             ----          ----          ----          ----          ----
          Cash from operations                                 20            87            76             9           192
          Financing activities
          Contributed surplus                                   2            --            --            --             2
          Return of share capital                             (14)           --            --            --           (14)
          Redemption of preferred
            shares                                           (116)           --            --            --          (116)
          Increase in long-term debt                           --            --           160            --           160
          Repayment of long-term debt                          --            (2)          (12)           --           (14)
          Deferred charges -- finance
            costs                                              --            --           (14)           --           (14)
          Increase/(decrease) in loans
            from former affiliated
            companies                                          (5)           (8)          (37)           --           (50)
          Dividends paid                                       (3)           (1)           --             1            (3)
                                                             ----          ----          ----          ----          ----
          Cash (outflow)/inflow from
            financing activities                             (136)          (11)           97             1           (49)
          Investing activities
          Additions to capital assets                          --           (86)         (196)          (10)         (292)
          Proceeds from disposal of
            capital assets                                     --             3            12            --            15
          Proceeds from disposal of
            investments                                        --            (1)           13            --            12
          Repayment of loans to former
            affiliated companies                              116            --            --                         116
                                                             ----          ----          ----          ----          ----
          Cash inflow/(outflow) from
            investing activities                              116           (84)         (171)          (10)         (149)
          (Decrease)/increase in
            cash and cash
            equivalents                                        --            (8)            2            --            (6)
          Cash and cash equivalents
            at beginning of year                               --            82            40            --           122
          Cash and cash equivalents
            at end of year                                     --            74            42            --           116
                                                             ====          ====          ====          ====          ====

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)

Supplemental Consolidating Statements of Cash Flow (Continued)

                                                                                                 Year ended 31st December 2000

                                                          CP Ships      Subsidiary       Other                    Consolidated
                  ($ millions)                            Limited       Guarantors    Subsidiaries  Eliminations     Totals
                  ------------                            -------       ----------    ------------  ------------     ------
          Operating Activities
          Net income                                          136           119           169          (289)          135
          Depreciation and goodwill
            charges                                            --            45            46           (13)           78
          Income from subsidiaries                           (136)           (2)         (117)          255            --
          Future income tax expense                            --            --             3            --             3
          Gain on disposal of capital
            assets                                             --            --            (2)           --            (2)
          Other                                                --             1             3            (7)           (3)
                                                             ----          ----          ----          ----          ----
                                                               --           163           102           (54)          211
          Decrease/(increase) in
            non-cash working capital                            2           (96)          (12)           69           (37)
                                                             ----          ----          ----          ----          ----
          Cash from operations                                  2            67            90            15           174
          Financing activities
          Contributed surplus                                 203            34           183          (217)          203
          Issue of preferred shares                           116            --            --            --           116
          Increase in long-term debt                           --            --             2            --             2
          Repayment of long-term debt                          --            (4)          (10)           --           (14)
          Increase/(decrease) in loans
            from former affiliated
            companies                                          --           115          (114)           --             1
          Dividends paid                                       (2)           (7)           --             7            (2)
                                                             ----          ----          ----          ----          ----
          Cash (outflow)/inflow from
            financing activities                              317           138            61          (210)          306
          Investing activities
          Additions to capital assets                        (203)         (162)         (137)          195          (307)
          Deposits on ships to be
            purchased                                          --            (5)           --            --            (5)
          Acquisition of businesses                            --            --           (61)           --           (61)
          Proceeds from disposal of
            capital assets                                     --            --            70            --            70
          Proceeds from disposal of
            investments                                        --            (4)            4            --            --
          Increase in loans to former
            affiliated companies                             (116)           --            --            --          (116)
                                                             ----          ----          ----          ----          ----
          Cash (outflow)/inflow from
            investing activities                             (319)         (171)         (124)          195          (419)
          (Decrease)/increase in
            cash and cash
            equivalents                                        --            34            27            --            61
          Cash and cash equivalents
            at beginning of year                               --            48            13            --            61
          Cash and cash equivalents
            at end of year                                     --            82            40            --           122
                                                             ====          ====          ====          ====          ====

CP Ships Limited

(Unless otherwise indicated, all amounts are shown in US$ millions)

24.  SUPPLEMENTAL INFORMATION ON THE SUBSIDIARY GUARANTORS (Continued)


Supplemental Consolidating Statements of Cash Flow (Continued)

                                                                                                   Year ended 31st December 1999


                                                          CP Ships      Subsidiary       Other                    Consolidated
                  ($ millions)                            Limited       Guarantors    Subsidiaries  Eliminations     Totals
                  ------------                            -------       ----------    ------------  ------------     ------
          Operating Activities
          Net income                                         75            60            62           (137)            60
          Depreciation and goodwill
            charges                                          --            39            32              9             62
          Income from subsidiaries                          (72)           (2)          (58)           132             --
          Minority share                                     --            --            --             --             --
          Future income tax expense                          --             1             1             --              2
          Gain on disposal of capital
            assets                                           --            (1)            1             (1)            (1)
          Other                                              --            (1)           (2)            --             (3)
                                                            ---           ---           ---           ----           ----
                                                              3            96            36            (15)           120
          Decrease/(increase) in
            non-cash working capital                         --           (62)          (33)             4            (91)
                                                            ---           ---           ---           ----           ----
          Cash from operations                                3            34             3            (11)            29
          Financing activities
          Contributed surplus                                52            --            --             --             52
          Increase in long-term debt                         --             1             1             --              2
          Repayment of long-term debt                        --            (2)          (12)            --            (14)
          Increase/(decrease) in loans
            from former affiliated
            companies                                        --           (27)            1             --            (26)
          Dividends paid                                     --           (11)           --             11             --
                                                            ---           ---           ---           ----           ----
          Cash (outflow)/inflow from
            financing activities                             52           (39)          (10)            11             14
          Investing activities
          Additions to capital assets                       (55)          (23)          (35)            --           (113)
          Proceeds from disposal of
            capital assets                                   --             2             3             --              5
          Repayments of loans to
            former affiliated companies                      --            --            31             --             31
                                                            ---           ---           ---           ----           ----
          Cash (outflow) from investing
            activities                                      (55)          (21)            1             --            (77)
          (Decrease)/increase in
            cash and cash
            equivalents                                      --           (26)           (8)            --            (34)
          Cash and cash equivalents
            at beginning of year                             --            60            35             --             95
          Cash and cash equivalents
            at end of year                                   --            34            27             --             61
                                                            ===           ===           ===           ====           ====

                                    PART II

              INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

          There are no exhibits that are required to be filed as part of this registration statement.

                                   PART III

                UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.      Undertakings

        (a) The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

        (b) The issuer also undertakes to disclose in the United States on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.      Consent to Service of Process

        Concurrently with the filing of this Schedule 13E-4F, the Issuer has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                    PART IV

                                  SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        CP SHIPS LIMITED

                                        By: /S/ JOHN IRVING
                                            ----------------
                                            Name: John K. Irving
                                            Title: Vice President, General
                                                   Counsel and Secretary